SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2022 to June 30, 2022)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic) (1)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range) (2)
Corporate bonds	February 2020	A+	NICE Information Service Co., Ltd. (AAA ~ D)
June 2020
May 2021
February 2022
June 2022
	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2020
March 2021
August 2021
February 2022
June 2022
	February 2020	A+	Korea Ratings Corporation (AAA ~ D)
May 2020
April 2021
September 2021
June 2022

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2022)

There were no changes to our issued capital stock during the reporting period ended June 30, 2022.

(2)	Convertible bonds (as of June 30, 2022)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds				Notes
							Conversion Ratio	Conversion Price		Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,165	813,426,670,000	(1)	[42,443,343	]	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000		—	—	100%	~~W~~	19,165	813,426,670,000		[42,443,343	]	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	Pursuant to the resolution on cash dividends on March 23, 2022, the conversion price has been adjusted from ~~W~~19,845 to ~~W~~19,165.

D.	Voting rights (as of June 30, 2022)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		H1 2022	2021	2020
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(384,563)	1,186,182	(94,853)
Earnings (loss) per share (Won)(2)		(1,075)	3,315	(265)

Total cash dividend amount for the period (million Won)(3)		—	232,580	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(4)		—	19.61	—
Cash dividend yield (%)(5)	Common shares	—	2.82	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	650	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	1	0.94	0.90

(1)	Pursuant to the approval at the general meeting of shareholders, we distributed cash dividends for the fiscal year 2021.
(2)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (no dividends were paid with respect to fiscal years 2018, 2019 and 2020).

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2022 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 28%, 47% and 25% of our total sales, respectively, in the first half of 2022. Our customers primarily consist of global set makers, and our top ten customers comprised 84% of our total sales revenue in the first half of 2022. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the first half of 2022. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of June 30, 2022, our production capacity was approximately 4.4 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion in 2021, and we plan to make investments within our depreciation and amortization costs in 2022 while focusing on enhancing our business structure and preparing for the future. The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 9% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2022 H1	2021	2020
Sales Revenue	12,079	29,878	24,262
Gross Profit	1,093	5,305	2,635
Operating Profit (loss)	(450)	2,231	(36)
Total Assets	38,305	38,155	35,066
Total Liabilities	23,675	23,392	22,335

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Despite the gradual transition from various restrictions under the COVID-19 pandemic and an increasing uncertainty in the global macroeconomic environment, the high-end product market is structurally expanding to meet the segmented needs and lifestyle changes of consumers.

•

The market for high-end television display panels is expected to sustain itself in light of continued consumer preference for large-sized panels and customized products. We also anticipate a gradual growth in the market for high value-added product segments such as display panels for commercial uses.

•

The market for traditional IT products such as laptops and desktop monitors, as well as demand for new offerings such as gaming and portable products, is expected to maintain in a stable manner due to sustained lifestyle changes, including partially remote work arrangements and education resulting from the COVID-19 pandemic.

•

The market for products using plastic OLED products is growing due to increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure, as well as evolutions in form factors such as foldable smartphones.

(2)	Growth Potential

•

We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX”, “Cinematic Sound” OLED and “Wallpaper” display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid active investments in new fabrication facilities led by Chinese panel manufacturers and their expanding level of dominance in the sector. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2022 H1	2021	2020
Panels for Televisions(1)(2)	22.8%	21.7%	21.6%
Panels for IT Products(1)	18.2%	19.0%	21.2%

Total(1)	19.8%	19.9%	21.4%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2022 H1 are based on OMDIA’s estimates, as actual results for 2022 Q2 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (By product)	Usage	Major trademark	2022 H1
					Sales Revenue (1)	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	3,446	28.4%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	5,659	46.6%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	3,043	25.0%

Total					12,148	100.0%

(1)	Sales revenues exclude loss related to currency forward instruments in the amount of ~~W~~69,285 million for currency risk management.

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2022 decreased by approximately 14% compared to the first quarter of 2022 due to a decrease in shipments of plastic OLED smartphone products from seasonal fluctuations as well as a continued decline in the prices of LCD panels. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	1,205	17.5%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,005	14.5%	LG Chem, etc.
		BLU		740	10.7%	Heesung Electronics LTD., etc.
		Glass		408	5.9%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		893	12.9%	LX Semicon, etc.
		Others		2,655	38.5%	—

Total				6,906	100.0%

- Period: January 1, 2022 ~ June 30, 2022.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

–

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, increased by 42.3% in the first half of 2022 compared to the first half of 2021. The market price is expected to remain stable due to an increase in manufacturers’ inventory levels in light of a slowdown in demand for steel products in China.

–

The average price of polymethyl methacrylate increased by 9.8% in the first half of 2022 compared to the first half of 2021 due to an increase in the global market price of petroleum. The market price has also been affected by demand-side changes driven by the lifting of China’s lockdown policies and economic stimulation measures.

–

The average price of copper, the main raw material for PCB components, increased by 7.3% in the first half of 2022 compared to the first half of 2021. However, the market price has shown a downward trend since May 2022 in light of a deteriorating global economic outlook and concerns over reduced demand.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2022 H1(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	4,407	9,230	8,589

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2022 H1(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	3,808	8,124	6,815

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)
Production facilities	Available working hours in 2022 H1	Actual working hours in 2022 H1	Average utilization ratio
Gumi	4,332(1) (24 hours x 180.5 days)	4,200(1) (24 hours x 175 days)	97.0%
Paju	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%
Guangzhou	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2021, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion. In 2022, we expect to make investments within the level of our depreciation and amortization costs and estimate that our total capital expenditures will increase compared to 2021.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2022 H1(2)	2021	2020
Display	Products	Display panel	Overseas(1)	11,758	29,204	23,312
			Korea(1)	368	621	905

			Total	12,126	29,825	24,217

	Royalty	LCD, OLED technology patent	Overseas(1)	7	14	14
			Korea(1)	0	0	0

			Total	7	14	14

	Others	Raw materials, components, etc.	Overseas(1)	12	27	24
			Korea(1)	3	12	7

			Total	15	39	31

	Total		Overseas(1)	11,777	29,245	23,350
			Korea(1)	371	633	912

			Total	12,148	29,878	24,262

(1)	Based on ship-to-party.
(2)	Sales excluding loss related to currency forward instruments in the amount of ~~W~~69.3 billion for currency risk management.

B.	Sales organization and sales route

•	As of June 30, 2022, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.3%
	Headquarters	4.7%
Overseas sales portion (overseas sales / total sales)		96.9%
Korea	Overseas subsidiaries	25.8%
	Headquarters	74.2%
Korea sales portion (Korea sales / total sales)		3.1%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•	As part of our sales strategy for IT products, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we are leading the premium television market with our OLED televisions and have distinguished ourselves from our competitors by developing unique OLED designs and implementing additional technologies (such as Wallpaper, Cinematic Sound, Rollable).

•	We are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A,” “B” and “C” each accounted for more than 10% of our sales revenue in each of the first half of 2021 and 2022, and our sales revenue derived from our top ten customers comprised 85% of our total sales revenue in the first half of 2021 and 84% in the first half of 2022.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. In the valuation gains and losses of derivative contracts to which we apply cash flow hedge accounting, there is no ineffective portion, the valuation gain of the effective portion was Won 188 million and the valuation loss of the effective portion was Won 70,645 million (contracted amount: $1,200 million, contracted exchange rate: Won 1,191.0 ~ 1,293.4), which is reflected as part of our accumulated other comprehensive income. In addition, in relation to cash flow hedging, the maximum expected period of exposure to cash flow fluctuation risk due to the expected transaction to be hedged is six months from the end of this reporting period. The amount transferred from other components of equity to profit or loss (product revenue) during the reporting period due to the realization of the anticipated export transaction was Won 69,285 million.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,190 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~212 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,590 million (equivalent to Won 2,055.7 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~240 billion in interest rate swap agreements to KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~4 billion with respect to our interest rate derivative instruments held during the reporting period.

•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. In particular, in the case of London Interbank Offered Rate (“LIBOR”), with the exception of overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR rates, all rates have been ceased as of December 31, 2021. The aforementioned five USD LIBOR rates will also cease to exist as of June 30, 2023. While none of our financial instruments currently outstanding are tied to LIBOR rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). In addition, while Korea Overnight Financing Repo Rate (“KOFR”) was selected as the benchmark reference rate for domestic certificate of deposit interest rates as part of the benchmark reference rate reform, we are not planning to adopt KOFR, as certificate of deposit interest rates are not scheduled to be ceased. Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. We are also exposed to the risk of monitoring the market trend on alternative benchmark reference rates and establishing a risk management strategy accordingly. In order to manage such risks in relation to benchmark reference rate reform, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 25 of the notes to our consolidated interim financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)
Items		2022 H1	2021	2020
R&D Expenditures (prior to deducting governmental subsidies)		1,188,508	2,127,705	1,740,083
Governmental Subsidies		(408)	(941)	(1,524)
Net R&D-Related Expenditures		1,188,100	2,126,764	1,738,559
	R&D Expenses	944,775	1,813,876	1,454,072
Accounting Treatment(1)	Development Cost (Intangible Assets)	243,325	312,888	284,487
R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.8%	7.1%	7.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed an extra-large OLED TV product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

10.	Intellectual Property

As of June 30, 2022, our cumulative patent portfolio (including patents that have already expired) included 24,193 patents in Korea and 31,502 patents in other countries. In 2022, we registered 1,093 patents in Korea and 1,162 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2021 to the Korean government in March 2022 after it was certified by EQA, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

		(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2021	2020	2019
Greenhouse gases	4,784	4,748	5,885
Energy	60,927	56,668	62,776

Note: Our greenhouse gas emission and energy usage in 2021 was determined upon assessment by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2014 to 2030 by 40% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 90%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2021, we reduced our carbon dioxide greenhouse gas emission levels by 1.71 million tons, and our carbon dioxide greenhouse gas emission level in 2021 was 4.78 million tons, which was 2.95 million tons, or 38%, less than our carbon dioxide greenhouse gas emission levels in 2014 (7.73 million tons).

As our medium- to long-term goal, we are developing and integrating high-efficiency greenhouse gas emission reduction technology (above 95% reduction efficiency level) into our manufacturing process. We are also seeking to develop low-carbon and environment-friendly alternative gas. Moreover, we will continue to accelerate our transition to recyclable energy and develop low-electricity/environment-friendly products.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing, Guangzhou, and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2021. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate) in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on April 17, 2020 – Article 13-1 of the Chemical Control Act	Warning	– Strengthened safety management standards and training

May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on May 14, 2020 – Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	– Paid fine – Strengthened safety management standards and training

May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	– Failure to conduct safety training on hazardous chemicals – Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	– Paid fine – Conducted safety training and established a working process that complies with the safety regulations

June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	– Safety incident on May 14, 2020 – Article 13-2 of the Chemical Control Act	Improvement Order	– Submitted a report of compliance with the improvement order – Strengthened safety management standards and training

November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

–  Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

–  Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	– Paid fine – Strengthened safety management standards and training for employees to prevent recurrence

January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	– Safety incidents on April 17, 2020 and May 14, 2020 – Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	– Paid fine – Strengthened safety management standards and training

April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	– Violation of safety information material posting and education requirements – Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	– Paid fine – Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021

April 28, 2021	Paju Fire Station	Administrative Agency	Company	– Failure to preserve regular inspection records of firefighting facilities inspection – Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

–  Paid fine

–  Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	– Failure to file a subcontract report pertaining to the handling of hazardous chemical materials – Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	– Paid fine – Established procedures for the management of subcontract reporting

April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	– Delay in reporting a safety incident dated February 12, 2022 – Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	– Paid fine – Provided a company-wide notice and training regarding standards for immediate reporting of incidents.

May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service)

–  Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

–  Article 173-2, Article 168-1, Paragraph 1 or 3 of Article 38, and Paragraph 1 of Article 39 of the Industrial Safety and Health Act

					Fine of ~~W~~10 million	– Paid fine – Strengthened safety management standards and training program

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and one of our employees were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act, and a criminal trial is currently pending at the Goyang Branch of the Uijeongbu District Court. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. Authorities are currently investigating the exact cause of the accident and we plan to actively cooperate with the investigation of related organizations to determine the cause.

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service) for a violation of certain provisions of the Industrial Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020 (1)
Current assets	11,990,079	13,187,067	11,099,470
Quick assets	7,267,629	9,836,692	8,928,814
Inventories	4,722,450	3,350,375	2,170,656
Non-current assets	26,315,363	24,967,448	23,966,542
Investments in equity accounted investees	120,946	126,719	114,551
Property, plant and equipment, net	21,438,680	20,558,446	20,139,703
Intangible assets	1,734,653	1,644,898	1,020,088
Other non-current assets	3,021,084	2,637,385	2,692,200
Total assets	38,305,442	38,154,515	35,066,012
Current liabilities	14,975,599	13,994,817	11,006,948
Non-current liabilities	8,699,509	9,397,197	11,327,636
Total liabilities	23,675,108	23,392,014	22,334,584
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,072,910	8,541,521	7,518,786
Other equity	816,667	537,142	(163,446)
Non-controlling interest	1,700,565	1,643,646	1,335,896
Total equity	14,630,334	14,762,501	12,731,428

	(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020 (1)
Revenue	12,078,798	29,878,043	24,261,561
Operating profit (loss)	(449,999)	2,230,608	(36,465)
Profit (loss) from continuing operations	(327,753)	1,333,544	(76,147)
Profit (loss) for the period	(327,753)	1,333,544	(76,147)
Profit (loss) attributable to:
Owners of the Company	(384,563)	1,186,182	(94,853)
Non-controlling interest	56,810	147,362	18,706
Basic earnings (loss) per share	(1,075)	3,315	(265)
Diluted earnings (loss) per share	(1,346)	3,130	(265)
Number of consolidated entities	22	22	22

(1)

We have adopted certain amendments to IFRS No. 1016 “Property, Plant and Equipment: Proceeds before Intended Use” beginning January 1, 2021 and retroactively restated our results of operations for the year ended December 31, 2020.

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
Current assets	7,934,046	8,566,656	6,948,054
Quick assets	4,883,562	6,435,659	5,529,932
Inventories	3,050,484	2,130,997	1,418,122
Non-current assets	22,138,342	20,911,466	19,757,148
Investments	4,846,034	4,942,729	4,784,828
Property, plant and equipment, net	12,866,644	12,010,858	11,736,673
Intangible assets	1,552,596	1,459,812	887,431
Other non-current assets	2,873,068	2,498,067	2,348,216
Total assets	30,072,388	29,478,122	26,705,202
Current liabilities	14,601,784	13,148,969	10,180,660
Non-current liabilities	5,609,948	5,686,335	6,261,307
Total liabilities	20,211,732	18,835,304	16,441,967
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	5,872,490	6,611,853	6,223,043
Other equity	(52,026)	(9,227)	0
Total equity	9,860,656	10,642,818	10,263,235

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	11,518,420	28,364,914	22,799,273
Operating profit (loss)	(1,015,351)	721,931	(812,979)
Profit (loss) from continuing operations	(655,264)	552,173	(513,262)
Profit (loss) for the period	(655,264)	552,173	(513,262)
Basic earnings (loss) per share	(1,831)	1,543	(1,434)
Diluted earnings (loss) per share	(2,022)	1,540	(1,434)

C.	Consolidated subsidiaries (as of June 30, 2022)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~18,105 million in LG Display Fund I LLC.

D.	Status of equity investments (as of June 30, 2022)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC (1)	USD 60	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%
MMT (Money Market Trust) (2)	—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~18,105 million in LG Display Fund I LLC.
(2)	As of June 30, we have invested ~~W~~12,600 million in MMT (Money Market Trust).

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	43,496	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	12,224	June 2008	13%
YAS Co., Ltd.	~~W~~	28,111	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,335	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,360	January 2014	10%
Nanosys Inc.	~~W~~	13,420	July 2001	4%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2021 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2022 H1		2021		2020
Auditor	KPMG Samjong		KPMG Samjong		KPMG Samjong
Activity	Audit by independent auditor		Audit by independent auditor		Audit by independent auditor
Compensation(1)	1,557 (575	)(2)	1,470 (550	)(2)	1,410 (540	)(2)
Time required	4,999		19,039		19,777

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2022 H1	—	—	—	—
2021	—	—	—	—
2020	—	—	—	—

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

15.	Board of Directors

A.	Members of the board of directors

As of June 30, 2022, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2022)
Name (1)(2)	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jeongsuk Oh(3)	Outside Director	Related to the overall management

(1)	Donghee Suh, our former chief financial officer, resigned from his position on March 23, 2022.
(2)

Kun Tai Han resigned from his position on March 23, 2022 following the expiration of his term. Beom Jong Ha, Sung Hyun Kim and Chung Hae Kang were newly appointed as a non-standing director, non-outside director, and outside director, respectively, at the annual general meeting of shareholders held on March 23, 2022.

(3)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th regular meeting of shareholders in 2023.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2022, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of June 30, 2022, the composition of the Outside Director Nomination Committee was as follows.

(As of June 30, 2022)
Committee	Composition	Members
Outside Director Nomination Committee(1)	1 non-outside director and 2 outside directors	Beom Jong Ha, Doocheol Moon and Chung Hae Kang

(1)

Beom Jong Ha, Doocheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2022.

As of June 30, 2022, the composition of the Audit Committee was as follows.

(As of June 30, 2022)

Committee	Composition	Members(1)
Audit Committee	4 outside directors	Doocheol Moon (Chairperson), Byung Ho Lee, Chung Hae Kang and Jeongsuk Oh(2)

(1)

Chang-Yang Lee was reappointed as a member of the Audit Committee at the shareholders’ meeting on May 23, 2022. Byung Ho Lee and Chung Hae Kang were appointed as the committee members in the same meeting.

(2)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th regular meeting of shareholders in 2023.

As of the date of this report, the composition of the ESG Committee was as follows.

(As of the date of this report)
Committee	Composition	Member
ESG Committee	1 non-outside director and 4 outside directors	Doocheol Moon (Chairperson), Byung Ho Lee, Chung Hae Kang, Jeongsuk Oh(1) and James (Hoyoung) Jeong

(1)	Jeongsuk Oh was nominated as the committee’s member on July 26, 2022.

As of the date of this report, the composition of the Related Party Transaction Committee was as follows.

(As of the date of this report)
Committee	Composition	Member
Related Party Transaction Committee(1)	1 non-outside director and 3 outside directors	Chung Hae Kang (Chairperson), Byung Ho Lee, Sung Hyun Kim and Jeongsuk Oh(1)

(1)	Jeongsuk Oh was nominated as the committee’s member on July 26, 2022.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2022): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2022): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2022:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of June 30, 2022:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	19,063,230	5.33%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2022 H1:

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid		Per capita average remuneration paid(2)
Non-outside directors	3	2,362	(3)	1,181
Outside directors who are not audit committee members	—	—		—
Outside directors who are audit committee members	4	208		52

Total	7	2,570	(4)(5)	428

(1)	Number of directors as at June 30, 2022.
(2)

Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid for the six months ended June 30, 2022 (excluding one non-standing director who is not compensated).

(3)	Due to the resignation of Mr. Donghee Suh on March 23, 2022, the total amount paid to non-outside directors includes the remuneration paid to Mr. Donghee Suh.
(4)

Due to the expiration of Mr. Kun Tai Han’s term as an outside director and Ms. Chung Hae Kang’s nomination as an outside director at the annual general meeting of shareholders held on March 23, 2022, the total amount paid to directors includes the remuneration paid to both directors.

(5)

The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new or retired members of the board of directors. Among the directors, one non-standing director is not compensated. The amount includes compensation for the relevant directors’ employment during which they worked as non-director executive officers, where applicable.

(2)	Standards of remuneration paid to non-outside and outside directors

—	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

—	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

—	Individual amount of remuneration paid in 2022 (among those paid over ~~W~~500 million per year)

		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
James (Hoyoung) Jeong	Chief Executive Officer	1,700	—

—	Method of calculation

Name	Method of calculation
James (Hoyoung) Jeong

Total remuneration

•  ~~W~~1,700 million.

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~62.4 million between January and March and ~~W~~65.0 million between April and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.9 million between January and March and ~~W~~53.0 million between April and June were made.

•  A total of ~~W~~0.7 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Jeong secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~1,011 million as a performance-related pay.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

—	Individual remuneration amount

			(Unit: in millions of Won)
Name	Position	Total remuneration(1)	Payment not included in total remuneration
Hyung Seok Choi	Advisor	2,062	—
Sang-Mun Shin	Advisor	1,853	—
James (Hoyoung) Jeong	Chief Executive Officer	1,700	—
Ju Hong Lee	Advisory Officer	1,397	—
Young-Kwon Song	Advisory Officer	1,370	—

(1)	Calculated based on the total amount of remuneration for 2022.

—	Method of calculation

Name	Method of calculation
Hyung Seok Choi (1)

Total remuneration

•  ~~W~~2,062 million (consisting of ~~W~~183 million in salary, ~~W~~262 million in performance-related pay, and ~~W~~1,617 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~35.3 million between January and March and ~~W~~24.7 million between April and June were made.

•  A total of ~~W~~2.8 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Choi secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~262 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (16 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Sang-Mun Shin (1)

Total remuneration

•  ~~W~~1,853 million (consisting of ~~W~~180 million in salary, ~~W~~251 million in performance-related pay, and ~~W~~1,422 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~35.3 million between January and March and ~~W~~24.7 million between April and June were made.

•  A total of ~~W~~0.06 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Shin secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~251 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

James (Hoyoung) Jeong (1)

Total remuneration

•  ~~W~~1,700 million (consisting of ~~W~~689 million in salary and ~~W~~1,011 million in performance-related pay)

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~62.4 million between January and March and ~~W~~65.0 million between April and June were made.

•  Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~48.9 million between January and March and ~~W~~53.0 million between April and June were made.

•  A total of ~~W~~0.7 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Jeong secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~1,011 million as a performance-related pay.

Ju Hong Lee (1)

Total remuneration

•  ~~W~~1,397 million (consisting of ~~W~~147 million in salary, ~~W~~166 million in performance-related pay, and ~~W~~1,084 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~30.3 million between January and March and ~~W~~15.1 million between April and June were made.

•  A total of ~~W~~10.7 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Lee secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~166 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Young-Kwon Song (1)

Total remuneration

•  ~~W~~1,370 million (consisting of ~~W~~137 million in salary, ~~W~~166 million in performance-related pay, and ~~W~~1,067 million in retirement pay).

Salary

•  Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~30.3 million between January and March and ~~W~~15.1 million between April and June were made.

•  A total of ~~W~~0.4 million of welfare benefits were paid between January and June in accordance with other welfare benefits standards.

Performance-related pay

•  Performance-related pay is set in accordance with the performance incentive regulations established by the board of directors.

•  The calculation is based on quantitative factors (such as the previous year’s sales revenue and operating profit) and qualitative factors (such as leadership, contribution to the company, and mid- to long-term business considerations). The amount is determined between 0% and 150% level of annual salary.

•  As for quantitative factors, the company’s sales revenue in 2020 and 2021 were ~~W~~24.3 trillion and ~~W~~29.9 trillion, respectively. Our operating profit increased by ~~W~~2.2 trillion, from ~~W~~3.6 billion in 2020 to ~~W~~2.2 trillion in 2021. As for qualitative factors, Mr. Song secured the foundation for trailblazing the market for large OLED products, stabilized our plastic OLED businesses, and showed leadership in achieving the company’s business goals. Considering these factors, we paid ~~W~~166 million as a performance-related pay.

Retirement pay

•  Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)	Mssrs. Hyung Seok Choi, Sang-Mun Shin, Ju Hong Lee and Young-Kwon Song are former advisors and advisory officers who retired from our company effective as of March 31, 2022.
(2)	Calculated based on the total amount of remuneration for 2022.

(5)	Stock options

—	Not applicable.

B.	Employees

As of June 30, 2022, we had 29,445 employees (excluding our directors). On average, our male employees have served 11.6 years and our female employees have served 9.5 years. The total amount of salary paid to our employees for the six months ended June 30, 2022 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,436,616 million for our male employees and ~~W~~203,073 million for our female employees. The following table provides details of our employees as of June 30, 2022:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2022(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,333	1,436,616	60	11.6
Female	4,488	203,073	44	9.5

Total	28,821	1,639,689	57	11.3

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2022 was ~~W~~188,289 million and the per capita welfare benefit provided was ~~W~~6.4 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

	(Unit: person, in millions of Won)
Number of executive officers	Total salary in 2022	Average salary per capita(1)
99	31,968	308

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2022, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2021 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2022

This report is effective as of August 12, 2022 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 25	~~W~~	2,740,623	3,541,597
Deposits in banks	4, 25		928,279	743,305
Trade accounts and notes receivable, net	5, 14, 25, 27		2,683,063	4,574,789
Other accounts receivable, net	5, 25		270,041	121,899
Other current financial assets	6, 25		142,680	68,203
Inventories	7		4,722,450	3,350,375
Prepaid income taxes	23		57,920	58,536
Other current assets	5		445,023	728,363

Total current assets			11,990,079	13,187,067
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		120,946	126,719
Other non-current accounts receivable, net	5,25		—	2,376
Other non-current financial assets	6, 25		311,268	156,211
Property, plant and equipment, net	9, 17		21,438,680	20,558,446
Intangible assets, net	10, 17		1,734,653	1,644,898
Deferred tax assets	23		2,489,035	2,307,692
Defined benefits assets, net	12		188,460	68,276
Other non-current assets			32,310	102,819

Total non-current assets			26,315,363	24,967,448

Total assets		~~W~~	38,305,442	38,154,515

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	4,491,336	4,814,055
Current financial liabilities	11, 25, 26		6,133,868	4,069,712
Other accounts payable	25		3,210,712	3,401,346
Accrued expenses			682,258	1,218,456
Income tax payable			116,267	179,335
Provisions	13		166,623	173,431
Advances received			70,080	67,046
Other current liabilities			104,455	71,436

Total current liabilities			14,975,599	13,994,817
Non-current financial liabilities	11, 25, 26		8,023,713	8,702,745
Non-current provisions	13		89,950	92,942
Defined benefit liabilities, net	12		1,550	1,589
Deferred tax liabilities	23		7,662	6,636
Other non-current liabilities	25		576,634	593,285

Total non-current liabilities			8,699,509	9,397,197

Total liabilities			23,675,108	23,392,014

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			8,072,910	8,541,521
Reserves	15		816,667	537,142

Total equity attributable to owners of the Controlling Company			12,929,769	13,118,855

Non-controlling interests			1,700,565	1,643,646

Total equity			14,630,334	14,762,501

Total liabilities and equity		~~W~~	38,305,442	38,154,515

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won, except earnings per share)	Note	For the three-month periods ended June 30			For the six-month periods ended June 30
		2022		2021	2022	2021
Revenue	16, 17, 27	~~W~~	5,607,318	6,965,570	12,078,798	13,848,331
Cost of sales	7, 18, 27		(5,331,744)	(5,515,104)	(10,985,413)	(11,165,992)

Gross profit			275,574	1,450,466	1,093,385	2,682,339

Selling expenses	18, 19		(220,155)	(236,046)	(451,044)	(452,651)
Administrative expenses	18, 19		(225,584)	(217,840)	(451,483)	(433,896)
Research and development expenses	18		(318,180)	(295,111)	(640,857)	(570,886)

Operating profit (loss)			(488,345)	701,469	(449,999)	1,224,906

Finance income	22		406,293	44,101	620,925	256,984
Finance costs	22		(379,096)	(193,071)	(577,068)	(612,710)
Other non-operating income	21		787,502	112,477	1,140,468	591,428
Other non-operating expenses	18, 21		(840,487)	(116,506)	(1,213,076)	(589,724)
Equity in income of equity accounted investees, net			2,042	1,963	4,097	3,250

Profit (loss) before income tax			(512,091)	550,433	(474,653)	874,134
Income tax expense (benefit)	23		(130,060)	126,294	(146,900)	183,877

Profit (loss) for the period			(382,031)	424,139	(327,753)	690,257

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		152,369	(2,492)	148,481	(5,913)
Other comprehensive income (loss) from associates			(1)	(2)	51	(83)

			152,368	(2,494)	148,532	(5,996)

Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			199,410	101,345	382,348	341,700
Loss on valuation of derivative	25		(37,914)	—	(42,799)	—
Other comprehensive loss from associates			(2,669)	(1,063)	(3,859)	(1,565)

			158,827	100,282	335,690	340,135

Other comprehensive income for the period, net of income tax			311,195	97,788	484,222	334,139

Total comprehensive income (loss) for the period		~~W~~	(70,836)	521,927	156,469	1,024,396

Profit (loss) attributable to:
Owners of the Controlling Company			(404,604)	363,346	(384,563)	591,665
Non-controlling interests			22,573	60,793	56,810	98,592

Profit (loss) for the period		~~W~~	(382,031)	424,139	(327,753)	690,257

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(116,814)	440,059	43,494	861,303
Non-controlling interests			45,978	81,868	112,975	163,093

Total comprehensive income (loss) for the period		~~W~~	(70,836)	521,927	156,469	1,024,396

Earnings (loss) per share (in won)
Basic and diluted earning (loss) per share	24	~~W~~	(1,131)	1,015	(1,075)	1,654

Diluted earnings (loss) per share	24	~~W~~	(1,241)	1,015	(1,346)	1,654

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the period
Profit for the period		—	—	591,665	—	591,665	98,592	690,257

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(5,913)	—	(5,913)	—	(5,913)
Foreign currency translation differences		—	—	—	277,199	277,199	64,501	341,700
Other comprehensive loss from associates		—	—	(83)	(1,565)	(1,648)	—	(1,648)

Total other comprehensive income (loss)		—	—	(5,996)	275,634	269,638	64,501	334,139

Total comprehensive income for the period	~~W~~	—	—	585,669	275,634	861,303	163,093	1,024,396

Balances at June 30, 2021	~~W~~	1,789,079	2,251,113	8,104,455	112,188	12,256,835	1,498,989	13,755,824

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(384,563)	—	(384,563)	56,810	(327,753)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	148,481	—	148,481	—	148,481
Foreign currency translation differences		—	—	—	326,183	326,183	56,165	382,348
Other comprehensive income (loss) from associates		—	—	51	(3,859)	(3,808)	—	(3,808)
Loss on valuation of derivative		—	—	—	(42,799)	(42,799)	—	(42,799)

Total other comprehensive income		—	—	148,532	279,525	428,057	56,165	484,222

Total comprehensive income (loss) for the period	~~W~~	—	—	(236,031)	279,525	43,494	112,975	156,469

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at June 30, 2022	~~W~~	1,789,079	2,251,113	8,072,910	816,667	12,929,769	1,700,565	14,630,334

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (Loss) for the period		~~W~~	(327,753)	690,257
Adjustments for:
Income tax expense (benefit)	23		(146,900)	183,877
Depreciation and amortization	18		2,322,542	2,165,412
Gain on foreign currency translation			(255,053)	(98,915)
Loss on foreign currency translation			412,347	116,770
Expenses related to defined benefit plans	12		88,932	72,120
Gain on disposal of property, plant and equipment			(9,460)	(3,163)
Loss on disposal of property, plant and equipment			24,682	18,220
Impairment loss on property, plant and equipment			7,254	8,605
Reversal of impairment loss on property, plant and equipment			(3,172)	(532)
Loss on disposal of intangible assets			156	—
Impairment loss on intangible assets			6,702	8,719
Reversal of impairment loss on intangible assets			(5,731)	(830)
Expense on increase of provisions			122,629	121,708
Finance income			(515,768)	(206,296)
Finance costs			519,190	559,672
Equity in income of equity method accounted investees, net	8		(4,097)	(3,250)
Other income			(112,521)	—
Other expenses			1	15,445

			2,451,733	2,957,562
Changes in:
Trade accounts and notes receivable			2,119,218	(588,119)
Other accounts receivable			(30,042)	66,444
Inventories			(1,326,845)	(532,788)
Lease receivables			3,178	2,407
Other current assets			305,564	80,894
Other non-current assets			(3,162)	(28,864)
Trade accounts and notes payable			(585,210)	(92,033)
Other accounts payable			(509,094)	179,003
Accrued expenses			(542,663)	116,825
Provisions			(134,152)	(118,013)
Short-term advances received			3,033	(67,619)
Other current liabilities			(13,095)	(236)
Defined benefit liabilities, net			(7,940)	1,369
Other non-current liabilities			(17,034)	26

			(738,244)	(980,704)

Cash generated from operating activities			1,385,736	2,667,115
Income taxes paid			(128,086)	(47,943)
Interests received			50,266	40,026
Interests paid			(204,428)	(249,658)

Net cash provided by operating activities		~~W~~	1,103,488	2,409,540

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	4,461	4,068
Increase in deposits in banks			(849,289)	(623,813)
Proceeds from withdrawal of deposits in banks			678,787	6,752
Acquisition of financial asset at fair value through profit or loss			(16,010)	(10,122)
Proceeds from disposal of financial asset at fair value through profit or loss			96	385
Acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	24
Proceeds from disposal of investments in equity accounted investees			4,200	1,200
Acquisition of property, plant and equipment			(2,217,280)	(1,435,110)
Proceeds from disposal of property, plant and equipment			54,825	6,455
Acquisition of intangible assets			(363,216)	(287,308)
Proceeds from disposal of intangible assets			10,132	—
Government grants received			44,520	49,693
Receipt from settlement of derivatives			13,318	(21,789)
Proceeds from collection of short-term loans			3,836	9,595
Increase in short-term loans			(3,093)	—
Increase in long-term loans			(17,551)	(12,918)
Increase in deposits			(1,097)	(151)
Decrease in deposits			4,295	2,308
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(2,647,695)	(2,310,731)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			1,837,329	2,015,381
Repayments of short-term borrowings			(885,483)	(1,489,145)
Proceeds from issuance of bonds			443,230	—
Proceeds from long-term borrowings			1,108,295	362,760
Repayments of current portion of long-term borrowings and bonds			(1,558,788)	(1,701,498)
Payment of lease liabilities			(39,041)	(32,105)
Subsidiaries’ dividends distributed to non-controlling interests			(22,835)	—
Payment of dividends			(232,580)	—

Net cash provided (used) by financing activities			650,127	(844,607)

Net decrease in cash and cash equivalents			(894,080)	(745,798)
Cash and cash equivalents at January 1			3,541,597	4,218,099
Effect of exchange rate fluctuations on cash held			93,106	141,967

Cash and cash equivalents at June 30		~~W~~	2,740,623	3,614,268

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2022, there are 15,555,350 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 60
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the six-month period ended June 30, 2022, the Controlling Company contributed ~~W~~18,105 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~12,600 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2021.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Group early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual consolidated financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Group applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020 and the Group restated and presented the consolidated interim financial statements as of and for the three-month and six-month periods ended June 30, 2021 as follows.

i)	Impacts on the condensed consolidated interim statement of comprehensive income for the three-month and six-month periods ended June 30, 2021

	For the three-month periods ended June 30, 2022
(In millions of won, except earnings per share)	As previously reported		Adjustments	As restated
Revenue	~~W~~	6,965,570	—	6,965,570
Cost of sales		(5,515,513)	409	(5,515,104)

Gross profit	~~W~~	1,450,057	409	1,450,466

Operating profit	~~W~~	701,060	409	701,469
Profit before income tax	~~W~~	550,024	409	550,433
Income tax expense		126,190	104	126,294

Profit for the period	~~W~~	423,834	305	424,139

Basic and diluted earnings per share (in won)	~~W~~	1,015	—	1,015

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies, Continued

	For the six-month periods ended June 30, 2022
(In millions of won, except earnings per share)	As previously reported		Adjustments	As restated
Revenue	~~W~~	13,848,331	—	13,848,331
Cost of sales		(11,166,809)	817	(11,165,992)

Gross profit	~~W~~	2,681,522	817	2,682,339

Operating profit	~~W~~	1,224,089	817	1,224,906
Profit before income tax	~~W~~	873,317	817	874,134
Income tax expense		183,672	205	183,877

Profit for the period	~~W~~	689,645	612	690,257

Basic and diluted earnings per share (in won)	~~W~~	1,652	2	1,654

ii)	Impacts on the condensed consolidated interim statement of changes in equity for the six-month period ended June 30, 2021

- As previously reported

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,524,297	11,401,043	12,736,939
Profit for the period		591,053	591,053	689,645

Balances at June 30, 2021	~~W~~	8,109,354	12,261,734	13,760,723

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies, Continued

- Adjustments

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	(5,511)	(5,511)	(5,511)
Profit for the period		612	612	612

Balances at June 30, 2021	~~W~~	(4,899)	(4,899)	(4,899)

- As restated

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,518,786	11,395,532	12,731,428
Profit for the period		591,665	591,665	690,257

Balances at June 30, 2021	~~W~~	8,104,455	12,256,835	13,755,824

(*)

There are no impacts on net cash provided by operating activities and net cash used in investing activities in the condensed consolidated interim statement of cash flows for the six-month period ended June 30, 2021 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	1,185	1,122
Demand deposits		2,739,438	3,540,475

	~~W~~	2,740,623	3,541,597

Deposits in banks
Time deposits	~~W~~	284,317	2,600
Restricted deposits (*)		643,962	740,705

	~~W~~	928,279	743,305

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Due from third parties	~~W~~	2,269,284	3,818,980
Due from related parties		413,779	755,809

	~~W~~	2,683,063	4,574,789

(b)	Other accounts receivable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	265,563	108,875
Accrued income		4,478	13,024

	~~W~~	270,041	121,899

	June 30, 2022		December 31, 2021
Non-current assets
Long-term non-trade receivables	~~W~~	—	2,376

	~~W~~	270,041	124,275

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Group. Accordingly, compensation to be received in the amount of USD 95 million (KRW 123,131 million) was recognized as non-trade receivables.

Due from related parties included in other accounts receivable as of June 30, 2022 and December 31, 2021 are ~~W~~140 million and ~~W~~2,846million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,677,857	268,982	(807)	(1,978)
1-15 days past due		3,130	55	—	(1)
16-30 days past due		—	1	—	—
31-60 days past due		1,297	148	(13)	(1)
More than 60 days past due		1,615	2,876	(16)	(41)

	~~W~~	2,683,899	272,062	(836)	(2,021)

	December 31, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	June 30, 2022			December 31, 2021
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,204	2,005	1,047	1,778
(Reversal of) bad debt expense		(368)	16	157	227

Balance at the end of the reporting period	~~W~~	836	2,021	1,204	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Advanced payments	~~W~~	40,446	44,907
Prepaid expenses		87,447	67,540
Value added tax refundable		311,149	608,476
Right to recover returned goods		5,981	7,440

	~~W~~	445,023	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	1,573
Derivatives(*1)		95,387	12,741

	~~W~~	96,960	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	188	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Deposits	~~W~~	12,713	23,581
Short-term loans		25,600	22,518
Lease receivables		7,219	6,858

	~~W~~	45,532	52,957

	~~W~~	142,680	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	69,502	48,805
Convertible securities		—	1,185
Derivatives(*1)		186,442	52,871

	~~W~~	255,944	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	17,202	22,039
Long-term loans		30,018	19,939
Lease receivables		8,104	11,351

	~~W~~	55,324	53,329

	~~W~~	311,268	156,211

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

7.	Inventories

Inventories as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Finished goods	~~W~~	1,637,804	1,180,329
Work-in-process		1,889,928	1,202,548
Raw materials		981,592	786,739
Supplies		213,126	180,759

	~~W~~	4,722,450	3,350,375

For the six-month periods ended June 30, 2022 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	10,985,413	11,165,992
Including: inventory write-downs		261,409	183,603
Including: usage of inventory write-downs		(224,576)	(213,932)

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2022 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

8.	Investments in Equity-Accounted Investees

Associates as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2022			December 31, 2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	43,496	40%	~~W~~	48,398
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		12,224	13%		11,947
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,111	15%		27,337
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,335	15%		20,708
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

8.	Investments in Equity-Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	June 30, 2022			December 31, 2021
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,360	10%	~~W~~	3,679
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		13,420	4%		14,650

						~~W~~	120,946		~~W~~	126,719

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the six-month periods ended June 30, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2022 and 2021, the Group purchased property, plant and equipment of ~~W~~2,653,481 million and ~~W~~1,710,759 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~58,080 million and 2.89%, and ~~W~~31,534 million and 4.42% for the six-month periods ended June 30, 2022 and 2021, respectively. Also, for the six-month periods ended June 30, 2022 and 2021, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~73,700 million and ~~W~~19,947 million, respectively, and recognized ~~W~~9,460 million and ~~W~~24,682 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2022 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2021: ~~W~~3,163 million and ~~W~~18,220 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2022 and December 31, 2021 are ~~W~~509,142 million and ~~W~~389,215 million, respectively. For the six-month period ended June 30, 2022 and 2021, the Group recognized an impairment loss amounting to ~~W~~4,795 million and ~~W~~8,719 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,653,958	613,733
Current portion of long-term borrowings and bonds		4,357,298	3,393,506
Derivatives(*1)		5,184	8,594
Cash flow hedging derivatives(*2)		70,645	13,400
Lease liabilities		46,783	40,479

	~~W~~	6,133,868	4,069,712

Non-current
Won denominated borrowings	~~W~~	1,472,750	2,173,500
Foreign currency denominated borrowings		5,371,113	5,487,091
Bonds		1,131,537	995,976
Derivatives(*1)		5,045	2,331
Lease liabilities		43,268	43,847

	~~W~~	8,023,713	8,702,745

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments

(b)	Short-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of June 30, 2022 (%)	June 30, 2022		December 31, 2021
The Export—Import Bank of Korea and others	1.95 ~ 3.80	~~W~~	1,016,450	—
Standard Chartered Bank Singapore and others	1.89 ~ 3.10		637,508	613,733

Foreign currency equivalent		USD	844	USD 518
		CNY	1,000	—

		~~W~~	1,653,958	613,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2022 (%)	June 30, 2022		December 31, 2021
Korea Development Bank and others	1.90~4.10	~~W~~	2,924,250	2,785,000
Less current portion of long-term borrowings			(1,451,500)	(611,500)

		~~W~~	1,472,750	2,173,500

(d)	Foreign currency denominated long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of June 30, 2022 (%)(*)	June 30, 2022		December 31, 2021
KEB Hana Bank and others	1.82~3.95	~~W~~	2,547,013		2,163,538
China Construction Bank and others	2.24~4.99		4,475,800		4,489,974

Foreign currency equivalent		USD	2,897	USD	2,782
		CNY	17,005	CNY	18,017
Less current portion of long-term borrowings			(1,651,700)		(1,166,421)

		~~W~~	5,371,113		5,487,091

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of June 30, 2022 (%)	June 30, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2022 ~ February 2027	2.29~3.66	~~W~~	1,265,000	1,320,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	160,000

Less discount on bonds				(3,584)	(2,534)
Less current portion				(239,879)	(599,825)

			~~W~~	1,131,537	877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	3ML+1.47	~~W~~	129,290	118,550

Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(148)	(215)
Less current portion				(129,142)	—

			~~W~~	—	118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	885,077	1,015,760
Foreign currency equivalent				USD 684	USD 857
Less current portion				(885,077)	(1,015,760)

				—	—

			~~W~~	1,131,537	995,976

(*1) Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

(*3) Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of June 30, 2022 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

•  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of June 30, 2022 is as follows:

(In won and No. of shares)	June 30, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		42,443,343

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,516,475	1,684,096
Fair value of plan assets		(1,703,385)	(1,750,783)

	~~W~~	(186,910)	(66,687)

Defined benefit liabilities, net	~~W~~	1,550	1,589
Defined benefit assets, net	~~W~~	188,460	68,276

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2022		2021	2022	2021
Current service cost	~~W~~	45,014	37,714	89,994	75,067
Net interest cost		(531)	(1,473)	(1,062)	(2,947)

	~~W~~	44,483	36,241	88,932	72,120

(c)	Plan assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,703,385	1,750,783

As of June 30, 2022, the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2022		2021	2022	2021
Remeasurements of net defined benefit liabilities	~~W~~	206,350	(3,347)	201,085	(7,941)
Tax effect		(53,981)	855	(52,604)	2,028

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	152,369	(2,492)	148,481	(5,913)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,724	122,629	(2,631)	121,722
Usage		—	(131,522)	—	(131,522)

Balance at June 30, 2022	~~W~~	1,724	248,233	6,616	256,573

Current	~~W~~	1,724	158,283	6,616	166,623
Non-current	~~W~~	—	89,950	—	89,950

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of June 30, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,070 million (~~W~~1,383,403 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
		Credit limit			Not yet due
Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000	—	—
		USD	10	12,929	USD 10	12,895
	Sumitomo Mitsui Banking Corporation	USD	20	25,858	—	—
	MUFG Bank	USD	180	232,722	USD 27	35,316
	BNP Paribas	USD	65	84,039	—	—
	ING Bank	USD	90	116,361	—	—

		USD	365	561,909	USD 37
		KRW	90,000		—	48,211

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	150	193,935	—	—

	United Overseas Bank Limited	USD	200	258,580	USD 100	128,882

	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	64,645	—	—

	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	387,870	USD 135	175,092

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	19,394	—	—
	Australia and New Zealand Banking Group Ltd.	USD	120	155,148	—	—
	KGI Bank Co., Ltd.	USD	30	38,787	—	—

LG Display Germany GmbH	BNP Paribas	USD	135	174,542	USD 56	71,943
	Commerzbank AG	USD	5	6,892	USD 6	7,145
	DZ Bank AG	USD	7	8,725	USD 1	806
	UniCredit Bank	USD	13	16,401	USD 4	5,535

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	517,160	USD 100	129,291
	Standard Chartered Bank	USD	750	969,675	USD 536	693,386
	Sumitomo Mitsui Banking Corporation	USD	150	193,935	USD 30	38,793

LG Display Japan Co., Ltd.	Chelsea Capital Corporation	USD	120	155,148	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30	38,787	USD 20	25,852

		USD	2,475	3,199,624	USD 988	1,276,725

		USD	2,840		USD 1,025
		KRW	90,000	3,761,533	—	1,324,936

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	350	~~W~~	452,515
Sumitomo Mitsui Banking Corporation	USD	50		64,645
Industrial Bank of Korea	USD	200		258,580
Industrial and Commercial Bank of China	USD	200		258,580
Shinhan Bank	USD	300		387,870
	KRW	150,000		150,000
KB Kookmin Bank	USD	100		129,290
MUFG Bank	USD	150		193,935
The Export–Import Bank of Korea Citibank Korea	USD USD	100 100		129,290 129,290
Standard Chartered Bank	USD	300		387,870

	USD	1,850
	KRW	150,000	~~W~~	2,541,865

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 2 million (~~W~~2,586 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,605 million (~~W~~309,364 million), JPY 900 million (~~W~~8,518 million), EUR 2.5 million (~~W~~3,375 million), VND 76,748 million (~~W~~4,267 million), and USD 0.5 million (~~W~~646 million), respectively, for their local tax payments and utility payments.

License agreements

As of June 30, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 14,490 million (~~W~~2,792,948 million) from China Construction Bank and others, as of June 30, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~1,007,546million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

15.	Share Capital, Share premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of June 30, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to June 30, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to June 30, 2022.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity-accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Loss on valuation of derivatives	~~W~~	(52,026)	(9,227)
Foreign currency translation differences for foreign operations		892,834	566,651
Other comprehensive loss from associates		(24,141)	(20,282)

	~~W~~	816,667	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2022		2021	2022	2021
Sales of goods	~~W~~	5,644,706	6,949,896	12,126,013	13,821,461
Royalties		2,294	2,580	6,738	7,139
Others		7,534	13,094	15,332	19,731
Hedging loss		(47,216)	—	(69,285)	—

	~~W~~	5,607,318	6,965,570	12,078,798	13,848,331

17.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month and six-month periods ended June 30, 2022 and 2021.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2022		2021	2022	2021
Domestic	~~W~~	180,033	171,915	370,890	321,693
Foreign
China		3,436,164	4,429,059	7,720,760	9,002,539
Asia (excluding China)		775,114	890,688	1,399,697	1,639,686
United States		763,791	791,798	1,540,681	1,512,292
Europe (excluding Poland)		259,417	253,720	538,918	547,625
Poland		240,015	428,390	577,137	824,496

	~~W~~	5,474,501	6,793,655	11,777,193	13,526,638

	~~W~~	5,654,534	6,965,570	12,148,083	13,848,331

Total revenue exclude ~~W~~69,285 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transaction are recognized.

Sales to Company A, Company B and Company C amount to ~~W~~4,326,466 million, ~~W~~ 2,195,293 million and ~~W~~ 1,545,828 million, respectively, for the six-month period ended June 30, 2022 (the six-month period ended June 30, 2021: ~~W~~5,321,304 million, ~~W~~3,011,374 million and ~~W~~966,520 million respectively). The Group’s top ten end-brand customers together accounted for 84% of sales for the six-month period ended June 30, 2022 (the six-month period ended June 30, 2021: 85%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)	June 30, 2022			December 31, 2021
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,864,200	1,548,402	12,006,204	1,452,823
Foreign
China		5,953,031	71,266	6,393,129	83,655
Vietnam		2,608,049	27,745	2,146,652	19,954
Others		13,400	87,240	12,461	88,466

	~~W~~	8,574,480	186,251	8,552,242	192,075

	~~W~~	21,438,680	1,734,653	20,558,446	1,644,898

(c)	Revenue by product and services

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2022		2021	2022	2021
TV	~~W~~	1,757,843	2,634,195	3,445,793	4,783,363
IT		2,554,854	2,742,349	5,659,093	5,459,652
Mobile and others		1,341,837	1,589,026	3,043,197	3,605,316

	~~W~~	5,654,534	6,965,570	12,148,083	13,848,331

Total revenue exclude ~~W~~69,285 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transaction are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Changes in inventories	~~W~~	(492,887)	(371,128)	(1,372,075)	(552,161)
Purchases of raw materials, merchandise and others		3,089,306	3,311,590	6,863,334	6,585,035
Depreciation and amortization		1,150,054	1,068,821	2,322,542	2,165,412
Outsourcing		228,056	280,578	540,720	586,367
Labor		921,081	859,267	1,798,953	1,692,189
Supplies and others		314,104	295,471	603,201	551,413
Utility		283,734	239,302	566,236	475,601
Fees and commissions		202,732	175,988	411,342	353,542
Shipping		73,161	76,944	155,247	147,609
Advertising		28,352	33,761	56,185	73,748
Warranty		53,377	69,445	122,629	121,708
Travel		17,286	15,721	29,152	27,274
Taxes and dues		34,227	38,167	72,381	77,716
Others		213,439	189,323	401,219	356,545

	~~W~~	6,116,022	6,283,250	12,571,066	12,661,998

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Salaries	~~W~~	87,503	88,196	170,762	175,339
Expenses related to defined benefit plans		8,066	5,536	15,058	11,554
Other employee benefits		22,950	19,807	43,891	38,286
Shipping		55,513	66,411	121,836	126,838
Fees and commissions		64,778	54,262	129,856	110,442
Depreciation		66,175	66,747	132,843	129,826
Taxes and dues		16,188	21,633	33,474	44,813
Advertising		28,352	33,761	56,185	73,748
Warranty		53,377	69,445	122,629	121,708
Insurance		4,027	3,347	7,757	7,935
Travel		5,127	1,498	7,607	2,654
Training		5,072	4,174	8,225	6,345
Others		28,611	19,069	52,404	37,059

	~~W~~	445,739	453,886	902,527	886,547

20.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Salaries and wages	~~W~~	747,145	710,249	1,463,557	1,400,962
Other employee benefits		158,424	132,882	301,839	258,382
Contributions to National Pension plan		18,409	16,508	36,582	33,050
Expenses related to defined benefit plans and defined contribution plans		44,832	36,209	89,512	72,303

	~~W~~	968,810	895,848	1,891,490	1,764,697

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Foreign currency gain	~~W~~	757,318	107,624	1,095,358	580,083
Gain on disposal of property, plant and equipment		3,460	1,811	9,460	3,163
Reversal of impairment loss on property, plant and equipment		4	—	3,172	532
Reversal of impairment loss on intangible assets		1,798	—	5,731	830
Rental income		592	488	1,218	1,054
Others		24,330	2,554	25,529	5,766

	~~W~~	787,502	112,477	1,140,468	591,428

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Foreign currency loss	~~W~~	820,128	97,357	1,170,807	551,151
Loss on disposal of property, plant and equipment		12,823	9,848	24,682	18,220
Loss on disposal of intangible assets		27	—	156	—
Impairment loss on property, plant and equipment		2,259	6,878	7,254	8,605
Impairment loss on intangible assets		3,983	1,372	6,702	8,719
Donations		738	680	1,079	788
Others		529	371	2,396	2,241

	~~W~~	840,487	116,506	1,213,076	589,724

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Finance income
Interest income	~~W~~	18,422	22,710	42,440	43,141
Foreign currency gain		89,161	13,084	115,187	54,940
Gain on transaction of derivatives		3,452	—	13,656	—
Gain on valuation of derivatives		165,858	8,307	231,677	157,649
Gain on disposal of financial assets at fair value through profit or loss		267	—	267	—
Gain on valuation of financial assets at fair value through profit or loss		—	—	310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		129,133	—	217,388	—

	~~W~~	406,293	44,101	620,925	256,984

Finance costs
Interest expense	~~W~~	92,023	108,225	177,561	222,920
Foreign currency loss		280,305	27,598	374,584	180,426
Loss on early repayment of borrowings		1,426	250	1,568	250
Loss on sale of trade accounts and notes receivable		4,804	1,522	6,672	2,187
Loss on valuation of financial assets at fair value through profit or loss		242	62	1,417	63
Loss on valuation of financial liabilities at fair value through profit or loss		—	48,152	—	147,719
Loss on transaction of derivatives		226	1,354	338	21,789
Loss on valuation of derivatives		—	5,673	14,764	36,936
Others		70	235	164	420

	~~W~~	379,096	193,071	577,068	612,710

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
(In millions of won)	2022		2021	2022	2021
Current tax expense	~~W~~	35,217	130,532	76,460	176,262
Deferred tax expense (benefit)		(165,277)	(4,238)	(223,360)	7,615

Income tax expense (benefit)	~~W~~	(130,060)	126,294	(146,900)	183,877

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

23.	Income Tax Expense (Benefit), Continued

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at each reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2022 and December 31, 2021 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(41)	(17)	(41)	(17)
Inventories, net		95,708	68,679	—	—	95,708	68,679
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Investments in subsidiaries and associates		—	—	(263,393)	(233,552)	(263,393)	(233,552)
Accrued expenses		105,543	250,582	(1,977)	—	103,566	250,582
Property, plant and equipment		546,009	632,378	(8,802)	(28,886)	537,207	603,492
Intangible assets		26,713	17,450	(5,732)	(6,636)	20,981	10,814
Provisions		64,713	68,893	—	—	64,713	68,893
Other temporary differences		67,966	130,274	(21,996)	(19,596)	45,970	110,678
Tax losses carryforwards		1,354,269	958,624	—	—	1,354,269	958,624
Tax credit carryforwards		522,393	489,505	—	—	522,393	489,505

Deferred tax assets (liabilities)	~~W~~	2,783,314	2,616,385	(301,941)	(315,329)	2,481,373	2,301,056

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Group recognized deferred tax assets for the amount for which double taxation effect is expected to be reduced from mutual agreement procedures, however, the Group is exposed to an uncertainty which may result in double taxation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In won and number of shares)	2022		2021	2022	2021
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(404,604,938,551)	363,347,311,813	(384,563,495,298)	591,664,995,682
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(1,131)	1,015	(1,075)	1,654

For the three-month and six-month periods ended June 30, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share for the three-month and six-month period ended June 30, 2022 are as follows:

(In won and number of shares)	For the three-month periods ended June 30, 2022		For the six-month periods ended June 30, 2022
Loss attributable to owners of the Controlling Company	~~W~~	(404,604,938,551)	(384,563,495,298)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,184,011,012	6,312,519,644
Gain on valuation of convertible bond, net of income tax		(95,352,411,860)	(160,519,632,963)
Diluted loss attributable to owners of the Controlling Company		(496,773,339,399)	(538,770,608,617)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043	400,259,043

Diluted loss per share	~~W~~	(1,241)	(1,346)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(No. of shares)	For the three-month periods ended June 30, 2022		For the six-month periods ended June 30, 2022
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700
Adjustment: Number of common stocks to be issued from conversion		42,443,343	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	400,259,043	400,259,043

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the six-month period ended June 30, 2021. As of June 30, 2021, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	687	79	9,485	30	2	4	69,348
Deposits in banks	65	—	4,001	—	—	—	—
Trade accounts and notes receivable	1,959	400	470	—	—	—	—
Other accounts receivables	139	73	106	5	16	—	11,995
Other assets denominated in foreign currencies	9	176	97	6	—	—	9,379
Trade accounts and notes payable	(1,269)	(6,544)	(2,256)	—	—	—	(283,112)
Other accounts payable	(655)	(12,057)	(1,728)	(4)	(12)	—	(1,576,873)
Financial liabilities	(4,525)	—	(18,005)	—	—	—	—

	(3,590)	(17,873)	(7,830)	37	6	4	(1,769,263)

Cross currency interest rate swap contracts(*)	2,190	—	—	—	—	—	—

Net exposure	(1,400)	(17,873)	(7,830)	37	6	4	(1,769,263)

(*)

Of cross currency interest rate swap contracts, USD 600 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,590 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

	December 31, 2021
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the six-month periods ended June 30, 2022 and 2021 and the exchange rates at June 30, 2022 and December 31, 2021 are as follows:

	Average exchange rate			Exchange rate on reporting date
(In won)	2022		2021	June 30, 2022	December 31, 2021
USD	~~W~~	1,231.71	1,117.42	1,292.90	1,185.50
JPY		10.04	10.38	9.46	10.30
CNY		189.94	172.71	192.75	186.26
TWD		42.96	39.89	43.48	42.84
EUR		1,346.50	1,347.08	1,350.05	1,342.34
PLN		290.61	296.89	289.10	292.11
VND		0.0537	0.0485	0.0556	0.0521

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of June 30, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2022			December 31, 2021
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(95,201)	13,401	(74,214)	2,339
JPY (5 percent weakening)		(6,485)	(5,570)	(5,437)	(3,288)
CNY (5 percent weakening)		(75,463)	(3)	(64,732)	172
TWD (5 percent weakening)		78	5	70	5
EUR (5 percent weakening)		693	(758)	178	(858)
PLN (5 percent weakening)		38	38	29	29
VND (5 percent weakening)		(3,632)	(3,632)	(3,865)	(3,865)

A stronger won against the above currencies as of June 30, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Derivatives for cash flow hedge

In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of June 30, 2022, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~188 million and ~~W~~70,645 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,191.0~1,293.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from June 30, 2022. The amount which have been reclassified from reserve to profit (revenue) for the six-month period ended June 30, 2022 is ~~W~~69,285 million as a result of realization of forecast export transactions.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,590 million (~~W~~2,055,711 million) and interest rate swap contracts amounting to ~~W~~240,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	3,668,902	4,284,950
Financial liabilities		(6,303,934)	(5,237,711)

	~~W~~	(2,635,032)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(7,682,722)	(7,426,095)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2022
Variable rate instruments (*)	~~W~~	(39,779)	39,779	(39,779)	39,779
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(iii) Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of June 30, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of not transitioned contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,626,742	1,784,202
Derivative assets
Cross currency interest rate swap contracts	~~W~~	193,570	193,570
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	909	909

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,739,438	3,540,475
Deposits in banks		928,289	743,316
Trade accounts and notes receivable, net		2,683,063	4,574,789
Non-trade receivables		265,563	108,875
Accrued income		4,478	13,024
Deposits		29,915	45,620
Short-term loans		25,600	22,518
Long-term loans		30,018	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		15,323	18,209

	~~W~~	6,721,687	9,089,141
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	2,758
Derivatives		281,829	65,612

	~~W~~	283,402	68,370

Financial assets effective for cash flow hedging
Derivatives	~~W~~	188	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	7,005,277	9,158,464

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2022.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,601,021	12,334,655	1,884,760	3,215,975	2,642,945	4,590,975	—
Bonds		2,385,635	2,538,131	967,540	338,776	113,417	1,030,569	87,829
Trade accounts and notes payable		4,491,336	4,491,336	4,075,584	415,752	—	—	—
Other accounts payable		2,688,386	2,691,198	2,559,787	131,411	—	—	—
Other accounts payable (enterprise procurement cards)(*)		522,326	522,326	252,992	269,334	—	—	—
Long-term other accounts payable		494,247	580,195	—	—	105,539	284,600	190,056
Security deposits received		11,116	11,116	4,940	132	6,044	—	—
Lease liabilities		90,051	97,187	33,475	17,577	26,775	12,734	6,626

Derivative financial liabilities
Derivatives		10,229	10,229	(515)	5,699	(682)	5,727	—
Derivatives for cash flow hedge		70,645	70,645	70,645	—	—	—	—

	~~W~~	22,364,992	23,347,018	9,849,208	4,394,656	2,894,038	5,924,605	284,511

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operation activities)	June 30, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(551,763)	522,326

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2022		December 31, 2021
Total liabilities	~~W~~	23,675,108	23,392,014
Total equity		14,630,334	14,762,501
Cash and deposits in banks (*1)		3,668,902	4,284,902
Borrowings (including bonds)		13,986,656	12,663,806
Total liabilities to equity ratio		162%	158%
Net borrowings to equity ratio (*2)		71%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated interim statements of financial position as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022				December 31, 2021
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,740,623	(	*)	3,541,597	(	*)
Deposits in banks		928,290	(	*)	743,316	(	*)
Trade accounts and notes receivable		2,683,063	(	*)	4,574,789	(	*)
Non-trade receivables		265,563	(	*)	108,875	(	*)
Accrued income		4,478	(	*)	13,024	(	*)
Deposits		29,915	(	*)	45,620	(	*)
Short-term loans		25,600	(	*)	22,518	(	*)
Long-term loans		30,018	(	*)	19,939	(	*)
Long-term non-trade receivables		—	—		2,376	(	*)
Lease receivables		15,323	(	*)	18,209	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	69,502	69,502		48,805	48,805
Convertible securities		1,573	1,573		2,758	2,758
Derivatives		281,829	281,829		65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	188	188		905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,229	10,229		10,925	10,925
Convertible bonds		885,077	885,077		1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	70,645	70,645		13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,601,021	11,561,128		10,052,245	10,064,068
Bonds		1,500,558	1,452,099		1,595,801	1,596,044
Trade accounts and notes payable		4,491,336	(	*)	4,814,055	(	*)
Other accounts payable		3,210,712	(	*)	3,401,346	(	*)
Long-term other accounts payable		494,247	(	*)	496,083	(	*)
Security deposits received		11,116	(	*)	11,199	(	*)
Lease liabilities		90,051	(	*)	84,326	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	69,502	69,502
Convertible securities		—	—	1,573	1,573
Derivatives		—	281,829	—	281,829
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	188	—	188
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,229	—	10,229
Convertible bonds		885,077	—	—	885,077
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	70,645	—	70,645

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25. Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,561,128	Discounted cash flow	Discount rate
Bonds		—	—	1,452,099	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Borrowings, bonds and others	2.93~5.67%	2.21~4.38%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2022
Short-term borrowings	~~W~~	613,733	951,846	—	88,379	—	—	1,653,958
Current portion of long-term borrowings and bonds(*)		3,393,506	(1,558,788)	2,532,469	198,685	8,814	(217,388)	4,357,298
Long-term borrowings		7,660,591	1,108,295	(2,224,267)	299,244	—	—	6,843,863
Bonds		995,976	443,230	(308,202)	—	533	—	1,131,537
Lease liabilities		84,326	(39,041)	—	15,281	—	29,485	90,051
Dividend payable		3,679	(255,415)	—	—	—	288,967	37,231

	~~W~~	12,751,811	650,127	—	601,589	9,347	101,064	14,113,938

(*)	Others are ~~W~~217,388 million of gain on valuation of financial liabilities at fair value through profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2022 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	32	—	14,154	492
Paju Electric Glass Co., Ltd.		—	—	69,232	—	—	807
WooRee E&L Co., Ltd.		—	—	2,854	—	—	—
YAS Co., Ltd.		—	—	3,999	4,250	—	1,781
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	—	76,134	4,250	14,154	3,080

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	47,722	—	5,730	148,625	—	29,655
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	16,922	—	—	—	—	229
LG Electronics Vietnam Haiphong Co., Ltd.		88,618	—	—	—	—	290

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	91,922	—	—	—	—	137
LG Electronics RUS, LLC		2,157	—	—	—	—	225
LG Electronics do Brasil Ltda.		32,017	—	—	—	—	88
LG Innotek Co., Ltd.		1,883	—	1,267	—	—	21,350
LG Electronics Mlawa Sp. z o.o.		192,951	—	—	—	—	179
LG Electronics Reynosa, S.A. DE C.V.		237,395	—	—	—	—	232
LG Electronics Egypt S.A.E.		15,896	—	—	—	—	114
LG Electronics Japan, Inc.		—	—	—	7	—	1,493
P.T. LG Electronics Indonesia		120,400	—	—	—	—	504
LG Electronics Taiwan Taipei Co., Ltd.		151	—	—	—	—	127
LG Technology Ventures LLC		—	—	—	—	—	1,180
Hi-M.SOLUTEK		—	—	9	—	—	3,002
Others		5	—	474	—	—	956

	~~W~~	800,317	—	1,750	7	—	30,106

	~~W~~	848,039	—	83,614	152,882	14,154	62,841

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	31,683	869
Paju Electric Glass Co., Ltd.		—	4,361	160,946	—	—	1,508
WooRee E&L Co., Ltd.		—	—	6,534	—	—	2
YAS Co., Ltd.		—	100	9,782	6,076	—	3,891
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	177,337	6,076	31,683	6,270

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	107,377	—	9,807	284,866	—	59,562

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	30,394	—	—	—	—	292
LG Electronics Vietnam Haiphong Co., Ltd.		185,956	—	—	—	—	562
LG Electronics Nanjing New Technology Co., Ltd.		186,784	—	—	—	—	320
LG Electronics RUS, LLC		21,725	—	—	—	—	384
LG Electronics do Brasil Ltda.		49,657	—	—	—	—	152
LG Innotek Co., Ltd.		2,885	—	3,611	—	—	43,290

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.		457,761	—	—	—	—	407
LG Electronics Reynosa, S.A. DE C.V.		532,128	—	—	—	—	396
LG Electronics Egypt S.A.E		36,723	—	—	—	—	157
LG Electronics Japan, Inc.		—	—	—	7	—	3,255
P.T. LG Electronics Indonesia		262,316	—	—	—	—	752
LG Electronics Taiwan Taipei Co., Ltd.		3,401	—	—	—	—	255
LG Technology Ventures LLC		—	—	—	—	—	2,309
Hi-M.SOLUTEK		—	—	9	—	—	4,215
Others		6	—	478	—	—	1,263

	~~W~~	1,769,736	—	4,098	7	—	58,009

	~~W~~	1,877,113	4,461	191,242	290,949	31,683	123,841

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees		Other costs
Associates
AVATEC Co., Ltd.		—	—	82	—	17,474		184
Paju Electric Glass Co., Ltd.		—	—	90,606	—	—		677
WooRee E&L Co., Ltd.		—	—	3,434	—	—		51
YAS Co., Ltd.		—	—	1,831	8,421	—		1,848
Cynora GmbH		—	—	10	—	—	—	—
Material Science Co., Ltd.		—	—	42	—	—		—

	~~W~~	—	—	96,005	8,421	17,474		2,760

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	76,059	—	3,726	111,256	—		27,862

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	12,942	—	—	—	—		99
LG Electronics Vietnam Haiphong Co., Ltd.		105,083	—	—	123	—		617
LG Electronics Nanjing New Technology Co., Ltd.		113,965	—	—	—	—		306
LG Electronics RUS, LLC		19,392	—	—	—	—		216
LG Electronics do Brasil Ltda.		60,391	—	—	—	—		76

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Innotek Co., Ltd.	~~W~~	881	—	4,645	451	—	21,280
Hi-M.SOLUTEK		—	—	24	—	—	1,654
LG Electronics Mexicali, S.A. DE C.V.		64,786	—	—	—	—	39
LG Electronics Mlawa Sp. z o.o.		278,158	—	—	—	—	144
LG Electronics Reynosa, S.A. DE C.V.		307,854	—	—	—	—	168
LG Electronics Egypt S.A.E.		26,140	—	—	—	—	32
LG Electronics Japan, Inc.		—	—	—	—	—	1,326
P.T. LG Electronics Indonesia		135,889	—	—	—	—	50
LG Electronics Taiwan Taipei Co., Ltd.		1,317	—	—	—	—	186
LG Electronics Nanjing Vehicle Components Co.,Ltd.		608	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	1,110
Others		—	—	42	586	—	220

	~~W~~	1,127,406	—	4,711	1,160	—	27,523

	~~W~~	1,203,465	—	104,442	120,837	17,474	58,145

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	105	—	36,174	476
Paju Electric Glass Co., Ltd.		—	3,668	175,688	—	—	1,346
WooRee E&L Co., Ltd.		—	—	7,241	—	—	55
YAS Co., Ltd.		—	200	3,855	10,130	—	3,251
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	4,068	186,941	10,130	36,174	5,128

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	148,648	—	7,169	235,253	—	56,399

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	30,585	—	—	—	—	164
LG Electronics Vietnam Haiphong Co., Ltd.		216,238	—	—	585	—	838
LG Electronics Nanjing New Technology Co., Ltd.		230,897	—	—	—	—	817
LG Electronics RUS, LLC		49,792	—	—	—	—	485
LG Electronics do Brasil Ltda.		101,765	—	—	—	—	137
LG Innotek Co., Ltd.		1,563	—	10,774	451	—	42,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi-M.SOLUTEK	~~W~~	—	—	24	—	—	2,389
LG Electronics Mexicali, S.A. DE C.V.		155,839	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		559,117	—	—	—	—	278
LG Electronics Reynosa, S.A. DE C.V.		616,699	—	—	—	—	380
LG Electronics Egypt S.A.E		45,034	—	—	—	—	95
LG Electronics Japan, Inc.		—	—	—	—	—	2,651
P.T. LG Electronics Indonesia		274,143	—	—	—	—	76
LG Electronics Taiwan Taipei Co., Ltd.		1,746	—	—	—	—	316
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,610	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	2,154
Others		—	—	108	586	—	468

	~~W~~	2,285,028	—	10,906	1,622	—	54,031

	~~W~~	2,433,676	4,068	205,016	247,005	36,174	115,558

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
Associates
AVATEC Co., Ltd.	~~W~~	3	3	4,355	2,748
Paju Electric Glass Co., Ltd.		—	—	37,952	79,302
WooRee E&L Co., Ltd.		878	878	2,858	2,915
YAS Co., Ltd.		—	—	9,918	20,116
Material Science Co., Ltd.		—	—	18	99

	~~W~~	881	881	55,101	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	53,298	67,629	154,020	105,918

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd	~~W~~	12,092	7,319	—	111
LG Electronics Vietnam Haiphong Co., Ltd.		47,045	52,327	119	252
LG Electronics Nanjing New Technology Co., Ltd.		39,065	102,691	26	155
LG Electronics do Brasil Ltda.		9,909	5,910	16	—
LG Innotek Co., Ltd.		52	767	31,864	40,135

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
LG Electronics Mlawa Sp. z o.o.		57,137	218,206	39	22
LG Electronics Reynosa, S.A. DE C.V.		110,850	195,093	—	10
LG Electronics Egypt S.A.E		5,952	19,489	3	—
LG Electronics Japan, Inc.		—	—	461	471
P.T. LG Electronics Indonesia		77,417	73,732	283	32
LG Electronics Taiwan Taipei Co., Ltd.		—	2,046	38	53
Others		1,099	13,443	5,752	3,921

	~~W~~	360,618	691,023	38,601	45,162

	~~W~~	414,797	759,533	247,722	256,260

.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the six-month period ended June 30, 2022, and details of significant financing transactions with related parties for the six-month period ended June 30, 2021, are as follows.

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2022 and 2021 and as of June 30, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended June 30, 2022			For the six-month period ended June 30, 2022		June 30, 2022
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	93,685	84,782	201,144	165,875	—	—
LG Uplus Corp.		—	630	—	1,239	—	158
LG Chem Ltd. and its subsidiaries		108	149,580	184	300,666	1,404	99,710
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*2)		76	338,857	153	553,919	—	330,129
LX Semicon Co., Ltd.(*1)		—	322,433	—	723,152	—	—
LG Corp.		—	13,150	—	28,198	12,882	—
LG Management Development Institute		—	9,782	—	17,745	—	682
LG CNS Co., Ltd. and its subsidiaries		7	68,876	15	100,948	3	57,311
LG Household & Health Care and its subsidiaries		—	33	—	152	—	31
G2R Inc. and its subsidiaries		—	9,448	—	18,684	—	7,028
Robostar Co., Ltd.		—	632	—	1,008	—	934

	~~W~~	93,876	998,203	201,496	1,911,586	14,289	495,983

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2021			For the six-month period ended June 30, 2021		December 31, 2021
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.) (*1)	~~W~~	184,715	73,878	318,300	144,272	48,955	41,355
LG Uplus Corp.		—	582	—	1,159	—	163
LG Chem Ltd. and its subsidiaries		43	143,748	67	314,115	2,974	111,761
S&I Corp. and its subsidiaries		79	92,726	157	163,175	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd.)(*2)		—	303,479	—	590,362	117	112,572
LG Corp.		—	16,211	—	32,212	6,754	11,193
LG Management Development Institute		—	4,896	—	10,137	3,480	205
LG CNS Co., Ltd. and its subsidiaries		7	57,520	14	88,286	100	186,784
LG Household & Health Care and its subsidiaries		—	32	—	132	—	55
LG Holdings Japan Co., Ltd.		—	—	—	512	—	—
G2R Inc. and its subsidiaries		—	1,454	—	4,059	—	11,933
Robostar Co., Ltd.		—	4,212	—	4,993	—	2,006

	~~W~~	184,844	698,738	318,538	1,353,414	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

27. Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2022		2021	2022	2021
Short-term benefits	~~W~~	568	876	1,154	1,702
Expenses related to the defined benefit plan		155	120	240	203

	~~W~~	723	996	1,394	1,905

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2022, the condensed separate interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2021, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2022

This report is effective as of August 12, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 24	~~W~~	450,288	950,847
Deposits in banks	4, 24		72,804	76,913
Trade accounts and notes receivable, net	5, 14, 24, 26		3,707,450	5,051,836
Other accounts receivable, net	5, 24		236,040	79,939
Other current financial assets	6, 24		122,748	37,764
Inventories	7		3,050,484	2,130,997
Prepaid income tax	22		57,707	57,722
Other current assets	5		236,525	180,638

Total current assets			7,934,046	8,566,656

Deposits in banks	4, 24		11	11
Investments	8		4,846,034	4,942,729
Other non-current accounts receivable, net	5, 24		3,547	5,122
Other non-current financial assets	6, 24		226,740	87,469
Property, plant and equipment, net	9		12,866,644	12,010,858
Intangible assets, net	10		1,552,596	1,459,812
Deferred tax assets	22		2,425,200	2,238,410
Employee Benefits assets	12		188,460	68,276
Other non-current assets			29,110	98,779

Total non-current assets			22,138,342	20,911,466

Total assets		~~W~~	30,072,388	29,478,122

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	7,168,378	6,528,451
Current financial liabilities	11, 24, 25		3,990,757	2,557,696
Other accounts payable	24		2,660,929	2,800,823
Accrued expenses			534,401	1,012,009
Provisions	13		165,130	171,865
Advances received			35,104	30,060
Other current liabilities			47,085	48,065

Total current liabilities			14,601,784	13,148,969

Non-current financial liabilities	11, 24, 25		4,982,018	5,038,155
Non-current provisions	13		89,950	92,942
Other non-current liabilities	24		537,980	555,238

Total non-current liabilities			5,609,948	5,686,335

Total liabilities			20,211,732	18,835,304

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			5,872,490	6,611,853
Reserves	15		(52,026)	(9,227)

Total equity			9,860,656	10,642,818

Total liabilities and equity		~~W~~	30,072,388	29,478,122

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2022		2021	2022	2021
Revenue	16, 26	~~W~~	5,060,521	6,610,665	11,518,420	13,243,203
Cost of sales	7, 17, 26		(5,225,660)	(5,774,114)	(11,350,995)	(11,683,463)

Gross profit (loss)			(165,139)	836,551	167,425	1,559,740
Selling expenses	17, 18		(140,480)	(135,174)	(269,387)	(263,935)
Administrative expenses	17, 18		(140,471)	(136,902)	(281,263)	(273,310)
Research and development expenses	17		(313,559)	(289,904)	(632,126)	(560,848)

Operating profit (loss)			(759,649)	274,571	(1,015,351)	461,647

Finance income	21		429,325	13,812	612,960	180,114
Finance costs	21		(292,241)	(115,002)	(419,979)	(456,016)
Other non-operating income	20		479,678	56,410	734,013	394,143
Other non-operating expenses	17, 20		(530,168)	(69,228)	(794,508)	(386,108)

Profit (loss) before income tax			(673,055)	160,563	(882,865)	193,780
Income tax expense (benefit)	22		(177,186)	30,622	(227,601)	18,517

Profit (loss) for the period			(495,869)	129,941	(655,264)	175,263

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		152,369	(2,492)	148,481	(5,913)
Items that will be reclassified to profit or loss
Loss on valuation of derivative	24		(37,914)	—	(42,799)	—

Other comprehensive Income (loss) for the period, net of income tax			114,455	(2,492)	105,682	(5,913)

Total comprehensive income (loss) for the period		~~W~~	(381,414)	127,449	(549,582)	169,350

Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	(1,386)	363	(1,831)	490
Diluted earnings (loss) per share	23	~~W~~	(1,469)	363	(2,022)	490

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income(loss) for the period
Profit for the period		—	—	175,263	—	175,263

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(5,913)	—	(5,913)

Total comprehensive income (loss) for the period	~~W~~	—	—	169,350	—	169,350

Balances at June 30, 2021	~~W~~	1,789,079	2,251,113	6,392,393	—	10,432,585

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818
Total comprehensive income (loss) for the period
Loss for the period		—	—	(655,264)	—	(655,264)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	148,481	—	148,481
Loss on valuation of derivative		—	—	—	(42,799)	(42,799)

Total other comprehensive income (loss)		—	—	148,481	(42,799)	105,682

Total comprehensive income (loss) for the period	~~W~~	—	—	(506,783)	(42,799)	(549,582)

Transaction with owners, recognized directly in equity
Dividends		—	—	(232,580)	—	(232,580)

Balances at June 30, 2022	~~W~~	1,789,079	2,251,113	5,872,490	(52,026)	9,860,656

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(655,264)	175,263
Adjustments for:
Income tax expense (benefit)	22		(227,601)	18,517
Depreciation and amortization	17		1,223,218	1,231,999
Gain on foreign currency translation			(160,614)	(61,210)
Loss on foreign currency translation			319,402	78,207
Expenses related to defined benefit plans	12		87,904	71,267
Gain on disposal of property, plant and equipment			(10,020)	(7,296)
Loss on disposal of property, plant and equipment			24,277	17,990
Impairment loss on disposal of property, plant and equipment			4,040	8,486
Loss on disposal of intangible assets			156	—
Impairment loss on intangible assets			6,702	8,719
Reversal of impairment loss on intangible assets			(5,731)	(830)
Warranty expenses			102,812	107,905
Finance income			(594,231)	(168,400)
Finance costs			411,378	450,654
Other income			(112,490)	—
Other expenses			1,891	15,431

			1,071,093	1,771,439

Changes in:

Trade accounts and notes receivable			1,478,485	(855,821)
Other accounts receivable			(28,868)	71,684
Inventories			(919,487)	(395,350)
Other current assets			(44,532)	(19,877)
Other non-current assets			(4,002)	(30,240)
Trade accounts and notes payable			398,191	220,844
Other accounts payable			(370,306)	151,807
Accrued expenses			(485,107)	120,191
Provisions			(114,264)	(104,167)
Advances Received			5,045	(85,858)
Other current liabilities			(13,545)	(19,447)
Defined benefit liabilities, net			(7,003)	2,150
Other non-current liabilities			(18,302)	88

			(123,695)	(943,996)

Cash generated from operating activities			292,134	1,002,706
Income taxes refunded			3,384	6,933
Interests received			2,527	943
Interests paid			(103,197)	(122,689)

Net cash provided by operating activities		~~W~~	194,848	887,893

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	126,553	4,068
Increase in deposits in banks			(2,804)	(6,913)
Proceeds from withdrawal of deposits in banks			6,913	6,851
Acquisition of financial asset at fair value through profit or loss			(150)	—
Acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	24
Acquisition of investments			(18,105)	(143,242)
Proceeds from disposal of investments			119,000	1,200
Acquisition of property, plant and equipment			(1,608,376)	(754,602)
Proceeds from disposal of property, plant and equipment			60,657	9,420
Acquisition of intangible assets			(359,718)	(276,773)
Proceeds from disposal of intangible assets			10,132	—
Receipt from settlement of derivatives			13,318	(21,789)
Proceeds from collection of short-term loans			3,836	9,595
Increase in short-term loans			(3,093)	—
Increase in long-term loans			(17,551)	(12,918)
Increase in deposits			(231)	(151)
Decrease in deposits			3,631	1,237
Proceeds from disposal other assets			1,464	—

Net cash used in investing activities			(1,664,617)	(1,183,993)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			984,360	550,460
Repayments of short-term borrowings			—	(550,460)
Proceeds from issuance of debentures			443,230	—
Proceeds from long-term borrowings			860,135	362,760
Repayments of current portion of long-term borrowings and bonds			(1,081,617)	(1,191,276)
Payment guarantee fee received			2,258	2,547
Dividends paid			(232,580)	—
Repayments of lease liabilities			(6,576)	(6,296)

Net cash provided (used) by financing activities			969,210	(832,265)

Net decrease in cash and cash equivalents			(500,559)	(1,128,365)
Cash and cash equivalents at January 1			950,847	1,220,098

Cash and cash equivalents at June 30		~~W~~	450,288	91,733

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2022, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2022, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2022, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2022, there are 15,555,350 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2021.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Company early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual separate financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Company applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. There is no impact on the Company’s condensed separate financial statements as a result of the retrospective application of the amendments

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	450,288	950,847
Deposits in banks
Restricted deposits (*)	~~W~~	72,804	76,913
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gyeongsangbuk-do, and others.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Due from third parties	~~W~~	174,699	203,963
Due from related parties		3,532,751	4,847,873

	~~W~~	3,707,450	5,051,836

(b)	Other accounts receivable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	235,594	77,147
Accrued income		446	2,792

	~~W~~	236,040	79,939

Non-current assets
Long-term non-trade receivables	~~W~~	3,547	5,122

	~~W~~	239,587	85,061

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Company. Accordingly, compensation to be received in the amount of USD 95 million (KRW 123,131 million) was recognized as non-trade receivables.

Due from related parties included in other accounts receivable as of June 30, 2022 and December 31, 2021 are ~~W~~23,444 million and ~~W~~24,618 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,701,904	238,160	(7)	(1,611)
1-15 days past due		2,669	55	—	—
16-30 days past due		—	1	—	—
31-60 days past due		1,298	148	(13)	(1)
More than 60 days past due		1,615	2,876	(16)	(41)

	~~W~~	3,707,486	241,240	(36)	(1,653)

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

	December 31, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

The Movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	June 30, 2022			December 31, 2021
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	11	1,496	27	1,503
(Reversal of) bad debt expense		25	157	(16)	(7)

Balance at the end of the reporting period	~~W~~	36	1,653	11	1,496

(d)	Other current assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Advanced payments	~~W~~	39,945	44,536
Prepaid expenses		67,510	46,720
Value added tax refundable		123,088	81,942
Right to recover returned goods		5,982	7,440

	~~W~~	236,525	180,638

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives(*1)		95,387	12,741

	~~W~~	96,960	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	188	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Short-term loans	~~W~~	25,600	22,518

	~~W~~	122,748	37,764

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,138	3,096
Derivatives(*1)		186,442	52,871

	~~W~~	188,580	55,967

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	8,142	11,542
Long-term loans		30,018	19,939

	~~W~~	38,160	31,481

	~~W~~	226,740	87,469

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

7.	Inventories

Inventories as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Finished goods	~~W~~	529,338	450,520
Work-in-process		1,565,264	943,586
Raw materials		850,830	641,047
Supplies		105,052	95,844

	~~W~~	3,050,484	2,130,997

For the six-month periods ended June 30, 2022 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	11,350,995	11,683,463
Including: inventory write-downs		183,028	141,205
Including: usage of inventory write-downs		(169,870)	(178,155)

There were no significant reversals of inventory write-downs recognized during the six-month periods ended June 30, 2022 and 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

			June 30, 2022			December 31, 2021
(In millions of won) Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		70,234	100%		52,129
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	100%		12,600	100%		127,400

				~~W~~	4,757,109		~~W~~	4,853,804

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

8.	Investments, Continued

(*)

For the six-month period ended June 30, 2022, the Company contributed ~~W~~18,105 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Associates as of June 30, 2022 and December 31, 2021 are as follows:

			June 30, 2022		December 31, 2021
(In millions of won) Associates	Location	Business	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~45,089	40%	~~W~~45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%	11,424	13%	11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%	10,000	15%	10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%	8,000	15%	8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%	—	10%	—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%	—	11%	—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%	3,680	10%	3,680
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%	10,732	4%	10,732

				~~W~~88,925		~~W~~88,925

Dividends income recognized from subsidiaries and associates for the six-month periods ended June 30, 2022 and 2021 amounted to ~~W~~122,303 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2022 and 2021, the Company purchased property, plant and equipment of ~~W~~1,927,387million and ~~W~~851,633 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~56,808 million and 2.92%, and ~~W~~6,633 million and 2.71%, for the six-month periods ended June 30, 2022 and 2021, respectively. Also, for the six-month periods ended June 30, 2022 and 2021, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~84,090 million and ~~W~~19,207 million, respectively, and recognized ~~W~~10,020 million and ~~W~~24,277 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2022 (gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2021: ~~W~~7,296 million and ~~W~~17,990 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of June 30, 2022 and December 31, 2021, are ~~W~~501,494 million and ~~W~~389,215 million, respectively. For the six-month period ended June 30, 2022 and 2021, the Company recognized an impairment loss amounting to ~~W~~4,795 million and ~~W~~8,719 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,016,450	—
Current portion of long-term borrowings and bonds		2,886,604	2,529,388
Current portion of payment guarantee liabilities		3,930	3,462
Derivatives(*1)		5,184	8,594
Cash flow hedging derivatives(*2)		70,645	13,400
Lease liabilities		7,944	2,852

	~~W~~	3,990,757	2,557,696

Non-current
Won denominated borrowings	~~W~~	1,472,750	2,173,500
Foreign currency denominated borrowings		2,366,007	1,861,235
Bonds		1,131,537	995,976
Payment guarantee liabilities		3,547	2,746
Derivatives(*1)		5,045	2,331
Lease liabilities		3,132	2,367

	~~W~~	4,982,018	5,038,155

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of June 30, 2022(%)	June 30, 2022		December 31, 2021
The Export-Import Bank of Korea and others	1.95~3.80	~~W~~	1,016,450	—
Foreign currency equivalent	—	USD	500	—

		~~W~~	1,016,450	—

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won) Lender	Annual interest rate as of June 30, 2022 (%)	June 30, 2022		December 31, 2021
Korea Development Bank and others	1.90~4.10	~~W~~	2,924,250	2,785,000
Less current portion of long-term borrowings			(1,451,500)	(611,500)

		~~W~~	1,472,750	2,173,500

(d)	Foreign currency denominated long-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of June 30, 2022 (%)	June 30, 2022		December 31, 2021
KEB Hana Bank and others	1.82~3.95	~~W~~	2,547,013	2,163,538

Foreign currency equivalent		USD	1,970	USD 1,825
Less current portion of long-term borrowings			(181,006)	(302,303)

		~~W~~	2,366,007	1,861,235

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of June 30, 2022(%)	June 30, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2022~ February 2027	2.29~3.66	~~W~~	1,265,000		1,320,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000		160,000

Less discount on bonds				(3,584)		(2,534)
Less current portion				(239,879)		(599,825)

			~~W~~	1,131,537		877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	3ML+1.47	~~W~~	129,290		118,550
Foreign currency equivalent				USD 100	USD	100
Less discount on bonds				(148)		(215)
Less current portion				(129,142)		—

			~~W~~	—		118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	885,077		1,015,760
Foreign currency equivalent			USD	684	USD	857
Less current portion				(885,077)		(1,015,760)

				—		—

			~~W~~	1,131,537		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)	Reclassified to current considering the bondholders’ right to redeem before maturity (put option).

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of June 30, 2022 are as follows:

(In won, USD)	Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,165 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of June 30, 2022 is as follows:

(In won and No. of shares)	June 30, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		42,443,343

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,509,888	1,678,148
Fair value of plan assets		(1,698,348)	(1,746,424)

	~~W~~	(188,460)	(68,276)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Current service cost	~~W~~	44,482	37,106	88,966	74,214
Net interest cost		(531)	(1,473)	(1,062)	(2,947)

	~~W~~	43,951	35,633	87,904	71,267

(c)	Plan assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,698,348	1,746,424

As of June 30, 2022, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Remeasurements of net defined benefit liabilities	~~W~~	206,350	(3,347)	201,085	(7,941)
Tax effect		(53,981)	855	(52,604)	2,028

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	152,369	(2,492)	148,481	(5,913)

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,724	102,812	(2,631)	101,905
Usage		—	(111,632)	—	(111,632)

Balance at June 30, 2022	~~W~~	1,724	246,740	6,616	255,080

Current	~~W~~	1,724	156,790	6,616	165,130
Non-current	~~W~~	—	89,950	—	89,950

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of June 30, 2022, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,070 million (~~W~~1,383,403 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~561,909 million in connection with its domestic and export sales transactions and, as of June 30, 2022, ~~W~~48,211 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

Letters of credit

As of June 30, 2022, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount	KRW equivalent
KEB Hana Bank	USD 350	~~W~~	452,515
Sumitomo Mitsui Banking Corporation	USD 50		64,645
Industrial Bank of Korea	USD 200		258,580
Industrial and Commercial Bank of China	USD 200		258,580
Shinhan Bank	USD 300		387,870
KB Kookmin Bank	USD 100		129,290
MUFG Bank	USD 150		193,935
The Export–Import Bank of Korea	USD 100		129,290
Citibank Korea	USD 100		129,290

	USD 1,550	~~W~~	2,003,995

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 927 million (~~W~~1,198,087 million).

In addition, the Company obtained payment guarantees amounting to USD 2 million (~~W~~2,586 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of June 30, 2022, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of June 30, 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to June 30, 2022.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to June 30, 2022.

(b)	Reserves

Reserves as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Loss on valuation of derivatives(*)	~~W~~	(52,026)	(9,227)

(*)	Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Sales of goods	~~W~~	5,101,288	6,580,877	11,574,176	13,189,976
Royalties		2,324	19,361	5,061	37,342
Others		4,125	10,427	8,468	15,885
Hedging loss		(47,216)	—	(69,285)	—

	~~W~~	5,060,521	6,610,665	11,518,420	13,243,203

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Changes in inventories	~~W~~	(506,395)	(324,972)	(919,487)	(395,350)
Purchases of raw materials, merchandise and others		1,633,268	2,362,274	3,782,104	4,590,052
Depreciation and amortization		593,644	619,825	1,223,218	1,231,999
Outsourcing		2,604,257	2,295,149	5,524,288	4,656,217
Labor		649,153	635,346	1,279,706	1,251,926
Supplies and others		226,962	200,268	431,714	375,729
Utility		186,770	166,929	376,313	335,439
Fees and commissions		136,225	93,041	259,226	195,809
Shipping		14,259	20,114	27,501	37,557
Advertising		28,272	33,685	55,983	73,607
Warranty		43,582	61,998	102,812	107,905
Travel		15,674	14,573	26,326	25,203
Taxes and dues		17,916	16,009	38,072	31,448
Others		194,832	159,882	364,747	300,042

	~~W~~	5,838,419	6,354,121	12,572,523	12,817,583

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Salaries	~~W~~	59,483	60,287	115,867	120,326
Expenses related to defined benefit plans		6,574	5,398	13,144	10,930
Other employee benefits		14,359	12,704	26,081	23,659
Shipping		6,825	14,282	13,244	26,574
Fees and commissions		62,025	28,400	111,098	68,652
Depreciation		29,120	35,821	59,614	68,695
Taxes and dues		1,004	895	2,127	1,665
Advertising		28,272	33,685	55,983	73,607
Warranty		43,582	61,998	102,812	107,905
Insurance		2,173	2,089	4,115	4,627
Travel		4,092	928	5,987	1,634
Training		3,638	3,398	5,495	5,146
Others		19,804	12,191	35,083	23,825

	~~W~~	280,951	272,076	550,650	537,245

19.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Salaries and wages	~~W~~	554,122	544,058	1,094,132	1,075,552
Other employee benefits		80,280	75,530	153,376	144,154
Contributions to National Pension plan		18,247	16,508	36,243	33,050
Expenses related to defined benefit plans and defined contribution plans		44,233	35,831	88,492	71,679

	~~W~~	696,882	671,927	1,372,243	1,324,435

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Foreign currency gain	~~W~~	450,042	50,207	694,002	382,115
Gain on disposal of property, plant and equipment		3,835	4,898	10,020	7,296
Reversal of impairment loss on intangible assets		1,798	—	5,731	830
Rental income		499	428	1,018	856
Others		23,504	877	23,242	3,046

	~~W~~	479,678	56,410	734,013	394,143

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Foreign currency loss	~~W~~	511,919	51,201	755,756	350,081
Loss on disposal of property, plant and equipment		12,820	9,667	24,277	17,990
Impairment loss on property, plant and equipment		—	6,759	4,040	8,486
Loss on disposal of intangible assets		27	—	156	—
Impairment loss on intangible assets		3,983	1,372	6,702	8,719
Donations		731	144	1,022	185
Others		688	85	2,555	647

	~~W~~	530,168	69,228	794,508	386,108

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Finance income
Interest income	~~W~~	1,460	463	2,618	901
Dividend income		117,842	—	122,303	4,068
Foreign currency gain		10,334	3,843	22,777	13,777
Gain on transaction of derivatives		3,452	—	13,656	—
Gain on valuation of derivatives		165,858	8,307	231,677	157,649
Gain on valuation of financial assets at fair value through profit or loss		—	—	310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		129,133	—	217,388	—
Others		1,246	1,199	2,231	2,465

	~~W~~	429,325	13,812	612,960	180,114

Finance costs
Interest expense	~~W~~	41,376	56,823	76,132	117,805
Foreign currency loss		250,314	2,613	327,193	131,252
Loss on early repayment of borrowings		—	250	—	250
Loss on sale of trade accounts and notes receivable		83	15	91	35
Loss on valuation of financial assets at fair value through profit or loss		242	63	1,417	63
Loss on valuation of financial liabilities at fair value through profit or loss		—	48,152	—	147,719
Loss on transaction of derivatives		226	1,354	338	21,789
Loss on valuation of derivatives		—	5,673	14,764	36,936
Others		—	59	44	167

	~~W~~	292,241	115,002	419,979	456,016

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In millions of won)	2022		2021	2022	2021
Current tax expense (benefit)	~~W~~	(3,658)	(6,497)	(3,371)	(5,906)
Deferred tax expense (benefit)		(173,528)	37,119	(224,230)	24,423

Income tax expense (benefit)	~~W~~	(177,186)	30,622	(227,601)	18,517

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting period and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of June 30, 2022 and December 31, 2021 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(41)	(16)	(41)	(16)
Inventories, net		36,140	34,248	—	—	36,140	34,248
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Accrued expenses		103,903	241,238	—	—	103,903	241,238
Property, plant and equipment		419,393	462,577	—	—	419,393	462,577
Intangible assets		25,043	15,886	—	—	25,043	15,886
Provisions		64,713	68,893	—	—	64,713	68,893
Other temporary differences		(325)	68,349	(2,095)	(2,095)	(2,420)	66,254
Tax loss carryforwards		1,256,077	886,467	—	—	1,256,077	886,467
Tax credit carryforwards		522,392	489,505	—	—	522,392	489,505

Deferred tax assets (liabilities)	~~W~~	2,427,336	2,267,163	(2,136)	(28,753)	2,425,200	2,238,410

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

22.	Income Tax Expense (Benefit), Continued

(c)	Tax uncertainties

In relation to the transfer price investigations related to five subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China for three subsidiaries have been completed and two subsidiaries are ongoing to resolve the double taxation effect. The Company recognized deferred tax assets for the amount for which double taxation effect is expected to be reduced from mutual agreement procedures, however, the Company is exposed to an uncertainty which may result in double taxation.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2022 and 20201 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(In won and number of shares)	2022		2021	2022	2021
Profit (loss) for the period	~~W~~	(495,869,433,867)	129,941,055,536	(655,264,218,979)	175,263,122,004
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(1,386)	363	(1,831)	490

For the three-month and six-month periods ended June 30, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

23.	Earnings (Loss) Per Share, Continued

(b)	Diluted loss per share for the three-month and six-month period ended June 30, 2022 are as follows:

(In won and number of shares)	For the three-month periods ended June 30, 2022		For the six-month periods ended June 30, 2022
Loss attributable to owners of the Controlling Company	~~W~~	(495,869,433,867)	(655,264,218,979)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,184,011,012	6,312,519,644
Gain on valuation of convertible bond, net of income tax		(95,352,411,860)	(160,519,632,963)
Diluted loss attributable to owners of the Controlling Company		(588,037,834,715)	(809,471,332,298)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043	400,259,043

Diluted loss per share	~~W~~	(1,469)	(2,022)

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(In won and No. of shares)	For the three-month periods ended June 30, 2022		For the six-month periods ended June 30, 2022
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700
Adjustment: Number of common stocks to be issued from conversion		42,443,343	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	400,259,043	400,259,043

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the six-month period ended June 30, 2021. As of June 30, 2021, 40,988,998 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022
(In millions)	USD	JPY	PLN	EUR
Cash and cash equivalents	348	—	1	—
Trade accounts and notes receivable	2,810	2,233	—	—
Non-trade receivables	161	72	—	—
Other assets denominated in foreign currencies	9	—	—	—
Trade accounts and notes payable	(3,695)	(5,974)	—	—
Other accounts payable	(561)	(11,683)	—	(10)
Financial liabilities	(3,254)	—	—	—

	(4,182)	(15,352)	1	(10)

Cross currency interest rate swap contracts(*)	2,190	—	—	—

Net exposure	(1,992)	(15,352)	1	(10)

(*)

Of cross currency interest rate swap contracts, USD 600 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,590 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

	December 31, 2021
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Non-trade receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the six-month periods ended June 30, 2022 and 2021 and the exchange rates at June 30, 2022 and December 31, 2021 are as follows:

	Average exchange rate			Exchange rate on reporting date
(In won)	2022		2021	June 30, 2022	December 31, 2021
USD	~~W~~	1,231.71	1,117.42	1,292.90	1,185.50
JPY		10.04	10.38	9.46	10.30
CNY		189.94	172.71	192.75	186.26
PLN		290.61	296.89	289.10	292.11
EUR		1,346.50	1,347.08	1,350.05	1,342.34

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of June 30, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	June 30, 2022			December 31, 2021
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(95,086)	(95,086)	(60,445)	(60,445)
JPY (5 percent weakening)		(5,364)	(5,364)	(3,027)	(3,027)
CNY (5 percent weakening)		—	—	179	179
PLN (5 percent weakening)		11	11	11	11
EUR (5 percent weakening)		(498)	(498)	(149)	(149)

A stronger won against the above currencies as of June 30, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of June 30, 2022, there is no ineffective portion of the gain or loss on valuation of derivatives to which cash flow hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~188 million and ~~W~~70,645 million, respectively, (contracted selling amount: USD 1,200 million, contracted exchange rate: ~~W~~1,191.0~1,293.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within six months from June 30, 2022. The amount which have been reclassified from reserve to profit (revenue) for the six-month period ended June 30, 2022 is ~~W~~69,285 million as a result of realization of forecast export transactions.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,590 million (~~W~~2,055,711 million) and interest rate swap contracts amounting to ~~W~~240,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	523,092	1,027,808
Financial liabilities		(6,015,773)	(5,145,326)

	~~W~~	(5,492,681)	(4,117,518)

Variable rate instruments
Financial liabilities	~~W~~	(2,857,575)	(2,414,773)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2022
Variable rate instruments (*)	~~W~~	(4,150)	4,150	(4,150)	4,150

December 31, 2021
Variable rate instruments (*)	~~W~~	(3,928)	3,928	(3,928)	3,928

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of June 30, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of not transitioned contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	1,784,202	1,784,202
Derivative assets
Cross currency interest rate swap contracts	~~W~~	193,570	193,570
Derivative liabilities
Cross currency interest rate swap contracts	~~W~~	909	909

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	June 30, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	450,288	950,847
Deposits in banks		72,815	76,924
Trade accounts and notes receivable, net		3,707,450	5,051,836
Non-trade receivables		235,594	77,147
Accrued income		446	2,792
Deposits		8,142	11,542
Short-term loans		25,600	22,518
Long-term loans		30,018	19,939
Long-term non-trade receivables		3,547	5,122

	~~W~~	4,533,900	6,218,667

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives		281,829	65,612

	~~W~~	283,402	67,185

Financial assets effective for cash flow hedging
Derivatives	~~W~~	188	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	4,817,490	6,286,805

In addition to the financial assets above, as of June 30, 2022, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 927 million (~~W~~1,198,087 million) (see note 14).

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2022.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	6,487,713	6,818,639	1,112,558	1,704,069	1,462,387	2,539,625	—
Bonds		2,385,635	2,538,131	967,540	338,776	113,417	1,030,569	87,829
Trade accounts and notes payable		7,168,378	7,168,378	6,752,626	415,752	—	—	—
Other accounts payable		2,138,603	2,141,125	2,035,074	106,051	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		522,326	522,326	252,992	269,334	—	—	—
Long-term other accounts payable		459,820	543,084	—	—	108,630	244,398	190,056
Payment guarantee(*2)		7,477	1,238,158	178,006	273,517	349,555	437,080	—
Security deposits received		11,100	11,100	4,940	130	6,030	—	—
Lease liabilities		11,076	11,321	6,563	1,610	2,174	974	—

Derivative financial liabilities
Derivatives	~~W~~	10,229	10,229	(515)	5,699	(682)	5,727	—
Derivatives for cash flow hedge		70,645	70,645	70,645	—	—	—	—

	~~W~~	19,273,002	21,073,136	11,380,429	3,114,938	2,041,511	4,258,373	277,885

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the six-month period ended June 30, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operation activities)	June 30, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(551,763)	522,326

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	June 30, 2022		December 31, 2021
Total liabilities	~~W~~	20,211,732	18,835,304
Total equity		9,860,656	10,642,818
Cash and deposits in banks (*1)		523,092	1,027,760
Borrowings (including bonds)		8,873,348	7,560,099
Total liabilities to equity ratio		205%	177%
Net borrowings to equity ratio (*2)		85%	61%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate interim statements of financial position as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022				December 31, 2021
(In millions of won)	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	450,288	(	*)	950,847	(	*)
Deposits in banks		72,815	(	*)	76,924	(	*)
Trade accounts and notes receivable		3,707,450	(	*)	5,051,836	(	*)
Non-trade receivables		235,594	(	*)	77,147	(	*)
Accrued income		446	(	*)	2,792	(	*)
Deposits		8,142	(	*)	11,542	(	*)
Short-term loans		25,600	(	*)	22,518	(	*)
Long-term loans		30,018	(	*)	19,939	(	*)
Long-term non-trade receivables		3,547	(	*)	5,122	(	*)

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,138	2,138		3,096	3,096
Convertible bonds		1,573	1,573		1,573	1,573
Derivatives		281,829	281,829		65,612	65,612

Financial assets effective for cash flow hedging
Derivatives	~~W~~	188	188		905	905

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48

Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,229	10,229		10,925	10,925
Convertible bonds		885,077	885,077		1,015,760	1,015,760

Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	70,645	70,645		13,400	13,400

Financial liabilities carried at amortized cost
Borrowings	~~W~~	6,487,713	6,447,391		4,948,538	4,960,360
Bonds		1,500,558	1,452,099		1,595,801	1,596,044
Trade accounts and notes payable		7,168,378	(	*)	6,528,451	(	*)
Other accounts payable		2,660,929	(	*)	2,800,823	(	*)
Long-term other accounts payable		459,820	(	*)	460,995	(	*)
Payment guarantee liabilities		7,477	(	*)	6,208	(	*)
Security deposits received		11,100	(	*)	11,180	(	*)
Lease liabilities		11,076	(	*)	5,219	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,138	2,138
Convertible bonds		—	—	1,573	1,573
Derivatives		—	281,829	—	281,829
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	188	—	188
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,229	—	10,229
Convertible bonds		885,077	—	—	885,077
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	70,645	—	70,645

	December 31, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible bonds		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	6,447,391	Discounted cash flow	Discount rate
Bonds		—	—	1,452,099	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique
Classification	Level 1		Level 2	Level 3		Input
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Borrowings, bonds and others	2.93~5.67%	2.21~4.38%

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the six-month period ended June 30, 2022 are as follows:

	January 1, 2022			Non-cash transactions
(In millions of won)			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	June 30, 2022
Short-term borrowings	~~W~~	—	984,360	—	32,090	—	—	1,016,450
Current portion of long-term borrowings and bonds(*)		2,529,388	(1,081,617)	1,535,647	111,760	8,814	(217,388)	2,886,604
Payment guarantee liabilities		6,208	2,258	—	—	—	(989)	7,477
Long-term borrowings		4,034,735	860,135	(1,227,445)	171,332	—	—	3,838,757
Bonds		995,976	443,230	(308,202)	—	533	—	1,131,537
Lease liabilities		5,219	(6,576)	—	—	—	12,433	11,076
Accrued Dividends		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	969,210	—	315,182	9,347	26,636	8,891,901

(*)	Others are ~~W~~217,388 million of gain on valuation of financial liabilities at fair value through profit or loss

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2022 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

	For the three-month period ended June 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,995,997	—	—	—	—	2
LG Display Japan Co., Ltd.		591,900	—	—	—	—	—
LG Display Germany GmbH		336,036	—	—	—	—	23,262
LG Display Taiwan Co., Ltd.		572,454	—	—	—	—	389
LG Display Nanjing Co., Ltd.		13,487	—	803	—	309,011	5,387
LG Display Shanghai Co., Ltd.		120,306	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,162	—	22,636	—	690,943	5,376
LG Display Shenzhen Co., Ltd.		208,637	—	—	—	—	—
LG Display Yantai Co., Ltd.		1	—	6,328	—	72,975	948
LG Display (China) Co., Ltd.		281	115,842	384,190	—	—	370
LG Display Singapore Pte. Ltd.		539,136	—	—	—	—	235
L&T Display Technology (Fujian) Limited		62,395	—	—	—	—	40
Nanumnuri Co., Ltd.		57	2,000	—	—	—	4,968
LG Display Guangzhou Trading Co., Ltd.		182,391	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		1,988	—	9,736	—	620,991	6,294
Suzhou Lehui Display Co., Ltd.		85,440	—	19,396	—	—	12
LG Display High-Tech (China) Co., Ltd.		267	—	1,403	—	751,118	1,214

	~~W~~	4,714,935	117,842	444,492	—	2,445,038	48,497

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended June 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	209	—	—	—
AVATEC Co., Ltd.		—	—	32	—	14,154	492
Paju Electric Glass Co., Ltd.		—	—	69,232	—	—	807
YAS Co., Ltd.		—	—	3,999	1,189	—	1,781
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	—	73,489	1,189	14,154	3,080

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	46,482	—	3,143	59,258	—	27,500

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	16,922	—	—	—	—	229
LG Electronics Vietnam Haiphong Co., Ltd.		88,618	—	—	—	—	290
LG Electronics Reynosa S.A. DE C.V.		11,609	—	—	—	—	232
LG Electronics U.S.A., Inc.		—	—	—	—	—	845
LG Electronics RUS, LLC		—	—	—	—	—	225

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	15,896	—	—	—	—	18
LG Innotek Co., Ltd.		1,838	—	16	—	—	21,350
P.T. LG Electronics Indonesia		9,312	—	—	—	—	504
Others		15,557	—	9	—	—	5,009

	~~W~~	159,752	—	25	—	—	28,702

	~~W~~	4,921,169	117,842	521,149	60,447	2,459,192	107,779

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,987,165	—	—	—	—	11
LG Display Japan Co., Ltd.		1,007,918	—	—	—	—	—
LG Display Germany GmbH		852,232	—	—	—	—	33,959
LG Display Taiwan Co., Ltd.		1,209,176	—	—	—	—	815
LG Display Nanjing Co., Ltd.		26,381	—	1,505	—	750,955	9,499
LG Display Shanghai Co., Ltd.		273,932	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		5,857	—	28,165	—	1,393,094	9,263
LG Display Shenzhen Co., Ltd.		443,883	—	—	—	—	—
LG Display Yantai Co., Ltd.		10	—	9,212	—	197,907	2,088
LG Display (China) Co., Ltd.		428	115,842	801,664	—	—	702
LG Display Singapore Pte. Ltd.		1,259,167	—	—	—	—	329
L&T Display Technology (Fujian) Limited		142,329	—	—	—	—	272
Nanumnuri Co., Ltd.		113	2,000	—	—	—	14,044
LG Display Guangzhou Trading Co., Ltd.		315,127	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		6,119	—	15,879	—	1,257,966	10,033
Suzhou Lehui Display Co., Ltd.		206,155	—	31,730	—	—	12
LG Display High-Tech (China) Co., Ltd.		1,027	—	3,095	—	1,532,615	2,152

	~~W~~	10,737,019	117,842	891,250	—	5,132,537	83,182

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	350	—	—	2
AVATEC Co., Ltd.		—	—	58	—	31,683	869
Paju Electric Glass Co., Ltd.		—	4,361	160,946	—	—	1,508
YAS Co., Ltd.		—	100	9,782	1,289	—	3,891
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	171,153	1,289	31,683	6,270

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	104,604	—	5,073	124,398	—	53,079

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	30,394	—	—	—	—	292
LG Electronics Vietnam Haiphong Co., Ltd.		185,956	—	—	—	—	562
LG Electronics Reynosa S.A. DE C.V.		23,540	—	—	—	—	396
LG Electronics U.S.A., Inc.		—	—	—	—	—	845
LG Electronics RUS, LLC		—	—	—	—	—	244

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2022
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	36,723	—	—	—	—	31
LG Innotek Co., Ltd.		2,744	—	38	—	—	43,290
P.T. LG Electronics Indonesia		27,878	—	—	—	—	752
Others		26,542	—	9	—	—	8,761

	~~W~~	333,777	—	47	—	—	55,173

	~~W~~	11,175,400	122,303	1,067,523	125,687	5,164,220	197,704

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,899,392	—	—	—	—	—
LG Display Japan Co., Ltd.		578,834	—	—	—	—	—
LG Display Germany GmbH		517,620	—	—	—	—	90
LG Display Taiwan Co., Ltd.		509,222	—	—	—	—	303
LG Display Nanjing Co., Ltd.		6,298	—	1,649	—	392,738	5,589
LG Display Shanghai Co., Ltd.		172,344	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,927	—	1,594	—	579,031	5,718
LG Display Shenzhen Co., Ltd.		86,263	—	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	2,815	—	162,569	4,669
LG Display (China) Co., Ltd.		1,405	—	635,660	—	—	184
LG Display Singapore Pte. Ltd.		447,188	—	—	—	—	100
L&T Display Technology (Fujian) Limited		92,258	—	—	—	—	88
Nanumnuri Co., Ltd.		52	—	—	—	—	5,325
LG Display Guangzhou Trading Co., Ltd.		541,081	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		8,100	—	14,934	—	524,429	3,102
Suzhou Lehui Display Co., Ltd.		67,924	—	6,395	—	—	—
LG Display High-Tech (China) Co., Ltd.		17,009	—	555	—	535,283	1,000

	~~W~~	5,948,917	—	663,602	—	2,194,050	26,168

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	127	—	—	51
AVATEC Co., Ltd.		—	—	82	—	17,474	184
Paju Electric Glass Co., Ltd.		—	—	90,606	—	—	677
YAS Co., Ltd.		—	—	1,831	6,751	—	1,848
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	—	92,698	6,751	17,474	2,760

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	74,794	—	1,896	51,901	—	27,585

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	12,942	—	—	—	—	99
LG Electronics Vietnam Haiphong Co., Ltd.		105,083	—	—	—	—	617
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	168
LG Electronics Mexicali S.A.DE C.V.		7,697	—	—	—	—	39
LG Electronics RUS, LLC		—	—	—	—	—	59

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	26,140	—	—	—	—	32
LG Innotek Co., Ltd.		728	—	94	451	—	21,280
P.T. LG Electronics Indonesia		83,934	—	—	—	—	50
Others		11,146	—	24	—	—	3,793

	~~W~~	247,670	—	118	451	—	26,137

	~~W~~	6,271,381	—	758,314	59,103	2,211,524	82,650

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	6,185,275	—	—	—	—	2
LG Display Japan Co., Ltd.		1,067,221	—	—	—	—	—
LG Display Germany GmbH		1,059,351	—	—	—	—	202
LG Display Taiwan Co., Ltd.		953,208	—	—	—	—	495
LG Display Nanjing Co., Ltd.		11,904	—	3,205	—	814,645	12,275
LG Display Shanghai Co., Ltd.		341,186	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		8,173	—	3,716	—	1,080,267	12,090
LG Display Shenzhen Co., Ltd.		113,231	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	5,311	—	320,562	8,467
LG Display (China) Co., Ltd.		2,418	—	1,162,036	—	—	1,174
LG Display Singapore Pte. Ltd.		843,232	—	—	—	—	216
L&T Display Technology (Fujian) Limited		179,333	—	—	—	—	159
Nanumnuri Co., Ltd.		104	—	—	—	—	10,446
LG Display Guangzhou Trading Co., Ltd.		986,643	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		11,817	—	27,640	—	1,083,704	6,460
Suzhou Lehui Display Co., Ltd.		149,174	—	21,596	—	—	—
LG Display High-Tech (China) Co., Ltd.		32,581	—	1,052	—	1,126,438	2,630

	~~W~~	11,944,999	—	1,224,556	—	4,425,616	54,616

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	162	—	—	55
AVATEC Co., Ltd.		—	200	105	—	36,174	476
Paju Electric Glass Co., Ltd.		—	3,668	175,688	—	—	1,346
YAS Co., Ltd.		—	200	3,855	6,787	—	3,251
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	42	—	—	—

	~~W~~	—	4,068	179,862	6,787	36,174	5,128

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	145,351	—	4,132	77,164	—	55,977

Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	30,585	—	—	—	—	164
LG Electronics Vietnam Haiphong Co., Ltd.		216,238	—	—	—	—	838
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	380
LG Electronics Mexicali S.A.DE C.V.		13,128	—	—	—	—	52
LG Electronics RUS, LLC		—	—	—	—	—	119

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2021
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	45,034	—	—	—	—	95
LG Innotek Co., Ltd.		1,296	—	94	451	—	42,731
P.T. LG Electronics Indonesia		214,709	—	—	—	—	76
Others		18,810	—	24	—	—	6,648

	~~W~~	539,800	—	118	451	—	51,103

	~~W~~	12,630,150	4,068	1,408,668	84,402	4,461,790	166,824

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
Subsidiaries
LG Display America, Inc.	~~W~~	895,582	1,851,411	15	25
LG Display Japan Co., Ltd.		436,082	462,618	—	5
LG Display Germany GmbH		426,669	586,120	13,820	23,593
LG Display Taiwan Co., Ltd.		515,472	445,830	102	151
LG Display Nanjing Co., Ltd.		884	334	639,011	613,161
LG Display Shanghai Co., Ltd.		461,349	499,770	—	5
LG Display Guangzhou Co., Ltd.		4,744	691	1,323,701	774,672
LG Display Guangzhou Trading Co., Ltd.		362,978	418,302	—	—
LG Display Shenzhen Co., Ltd.		147,635	97,129	4	15
LG Display Yantai Co., Ltd.		1	—	193,277	76,722
LG Display (China) Co., Ltd.		2,694	3,805	440,144	215,709
LG Display Singapore Pte. Ltd.		59,986	172,755	—	1
L&T Display Technology (Fujian) Limited		25,494	72,298	211,397	224,941
Nanumnuri Co., Ltd.		—	—	2,066	5,261
LG Display Vietnam Haiphong Co., Ltd.		12,973	9,088	646,053	993,392
Suzhou Lehui Display Co., Ltd.		62,854	76,396	19,704	8,863
LG Display High-Tech (China) Co., Ltd.		4,289	4,914	952,778	715,930

	~~W~~	3,419,686	4,701,461	4,442,072	3,652,446

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	158	157
AVATEC Co., Ltd.		3	3	4,355	2,748
Paju Electric Glass Co., Ltd.		—	—	37,952	79,302
YAS Co., Ltd.		—	—	6,461	14,773
Material Science Co., Ltd.		—	—	18	99

	~~W~~	881	881	48,944	97,079

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	53,039	66,247	87,743	92,323

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2022		December 31, 2021	June 30, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	5	711	30,246	31,184
LG Electronics Reynosa S.A. DE C.V.		8,999	—	—	10
LG Electronics India Pvt. Ltd.		12,092	7,319	—	111
LG Electronics Vietnam Haiphong Co., Ltd.		47,045	52,327	119	243
LG Electronics RUS, LLC		—	—	152	—
LG Electronics Egypt S.A.E		5,952	19,489	3	—
P.T. LG Electronics Indonesia		5,771	15,555	283	32
Others		3,603	9,379	4,650	3,155

	~~W~~	83,467	104,780	35,453	34,735

	~~W~~	3,557,073	4,873,369	4,614,212	3,876,583

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the six-month period ended June 30, 2022, and details of significant financing transactions with related parties for the six-month period ended June 30, 2021, are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and six-month periods ended June 30, 2022 and 2021 and as of June 30, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)	For the three-month period ended June 30, 2022			For the six-month period ended June 30, 2022		June 30, 2022
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	74,154	31,137	180,596	57,629	—	—
LG Uplus Corp.		—	628	—	1,234	—	158
LG Chem Ltd. and its subsidiaries		109	90,519	184	182,535	1,343	60,097
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*2)		76	215,099	153	401,309	—	259,030
LX Semicon Co., Ltd.		—	122,142	—	241,683	—	—
LG Corp.		—	13,150	—	28,198	12,882	—
LG Management Development Institute		—	9,768	—	17,731	—	682
LG CNS Co., Ltd. and its subsidiaries		—	46,001	—	65,393	—	40,228
G2R Inc. and its subsidiaries		—	9,445	—	18,681	—	7,028
Robostar Co., Ltd.		—	509	—	843	—	559
LG Household & Health Care		—	28	—	28	—	31

	~~W~~	74,339	538,426	180,933	1,015,264	14,225	367,813

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2021			For the six-month period ended June 30, 2021		December 31, 2021
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	184,713	26,444	318,289	49,994	27,279	13,892
LG Uplus Corp.		—	580	—	1,155	—	163
LG Chem Ltd. and its subsidiaries		41	91,354	65	183,813	2,944	66,535
S&I Corp. and its subsidiaries		79	55,903	157	81,060	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		—	116,053	—	211,172	117	86,346
LG Corp.		—	16,211	—	32,212	6,754	11,193
LG Management Development Institute		—	4,896	—	10,137	3,480	205
LG CNS Co., Ltd. and its subsidiaries		—	43,328	—	62,751	98	143,367
LG Household & Health Care		—	26	—	26	—	50
G2R Inc. and its subsidiaries		—	1,454	—	4,059	—	11,931
Robostar Co., Ltd.		—	400	—	431	—	1,675

	~~W~~	184,833	356,649	318,511	636,810	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2022		2021	2022	2021
Short-term benefits	~~W~~	568	876	1,154	1,702
Expenses related to the defined benefit plan		155	120	240	203

	~~W~~	723	996	1,394	1,905

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 16, 2022	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division